

LAW OFFICES OF GARY KAUFMAN
1370 AVENUE OF THE AMERICAS
SUITE 3200
NEW YORK, NY 10019
TEL (212) 459-0450
FAX (212) 459-0452
e-[redacted]et.att.net

December 20, 2001

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn.: Filings

Issuer: Gammon Lake Resources Inc.
Exemption: Rule 12g3-2(b)
File No.: 82-4909

Dear Sirs:

On behalf of Gammon Lake Resources Inc., we are filing the following materials (in each case filings are made with the Ontario Securities Commission, Quebec Securities Commission and Nova Scotia Securities Commission):

1. Preliminary Prospectus, dated October 31, 2001, for the purpose of qualifying the distribution of 1,975,000 Units upon the exercise of 1,975,000 previously issued special warrants, filed on or about November 5, 2001.

2. Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated November 30, 2001, filed on or about December 3, 2001 and distributed to shareholders on or about that date.

3. Annual Report for the year ended July 31, 2001, filed on or about December 3, 2001 and distributed to shareholders on or about that date.

4. Material Change Report, dated November 27, 2001, with attached press release.

The exemption has been indicated on the top right hand corner of each document, together with the file number.



Please acknowledge receipt of a copy of this letter by date stamping the duplicate copy of this letter and returning in the self-addressed envelope provided for that purpose.

Very truly yours,

Gary Kaufman

cc.: Dennis Peterson

Exemption: Rule 12g3-2(b)
File No.: 82-4909

A copy of this preliminary prospectus has been filed with the securities regulatory authority in each of the provinces of Ontario, Quebec and Nova Scotia but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. These securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities of the provinces of Ontario, Quebec and Nova Scotia.

This prospectus constitutes an offering of these securities only in those jurisdictions where and to whom they may be lawfully offered for sale and therein only by persons permitted to sell such securities. ***No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended and, subject to certain exemptions, may not be offered or sold within the United States. Certain of these securities are being issued in connection with the exercise of previously issued Special Warrants of the Corporation and this prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of such securities in the United States. See "Plan of Distribution".***

New Issue

Preliminary Prospectus dated October 31, 2001

GAMMON LAKE RESOURCES INC.

$1,027,000

1,975,000 Units

(Issuable upon the exercise of 1,975,000 previously issued Special Warrants)
(Each Unit consisting of one Common Share and one Common Share Purchase Warrant)

This prospectus is being filed by Gammon Lake Resources Inc. (the "Corporation") to qualify the distribution of 1,975,000 units ("Units") of the Corporation to be issued without additional payment upon the exercise of 1,975,000 previously issued special warrants (the "Special Warrants") that were sold for aggregate gross proceeds of $1,027,00 (the "Special Warrant Offering"). Each Unit consists of, subject to adjustment, one Common Share and one common share purchase warrant of the Corporation (a "Common Share Purchase Warrant"). Each whole Common Share Purchase Warrant entitles the holder to purchase one Common Share at a price of $0.65 per share at any time prior to 5:00 p.m. (Toronto time) on October 9, 2003 (the "Common Share Purchase Warrant Expiry Date").

The Special Warrants were issued by the Corporation on October 11, 2001 (the "Closing Date") pursuant to applicable exemptions from registration and prospectus requirements, at a price of $0.52 per Special Warrant, in accordance with an underwriting agreement (the "Underwriting Agreement") entered into between the Corporation and Northern Securities Inc. ("Northern") on October 11, 2001. The price of the Special Warrants was determined by negotiation between the Corporation and Northern.

The Special Warrants are evidenced by certificates (the "Special Warrant Certificates") dated as of October 11, 2001. Each Special Warrant is exercisable for one Unit of the Corporation, without any additional payment, at any time on or before 5:00 p.m. (Toronto time) on the earlier of (a) the 3rd business day after the date on which the last of the Quebec, Ontario and Nova Scotia Securities Commissions have issued a receipt for a (final) prospectus qualifying the exercise of the Special Warrants (the "Special Warrant Qualification Date") and (b) October 11, 2002 (the "Special Warrant Expiry Date"). All Special Warrants that are not exercised on or before 5:00 p.m. (Toronto time) on the earlier of the Special Warrant Expiry Date and the Special Warrant Qualification Date will be deemed to be exercised without any further action of the holder thereof immediately before such time. In the event that the Special Warrant Qualification Date does not occur on or before March 9, 2002, each holder of Special Warrants shall thereafter become entitled to acquire 1.065 Common Shares (instead of one Common Share) and 1.065 Common Share Purchase Warrants (instead of one Common Share Purchase Warrant) in respect of each Special Warrant exercised. See "Plan of Distribution".

The Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the "TSE") under the symbol "GAM". On October 10, 2001, the last trading day immediately before the Corporation entered into the Underwriting Agreement, the closing price of the Common Shares on the TSE was

$0.60. See "Price Range and Trading Volume". There is no market through which the Special Warrants or the Common Share Purchase Warrants may be sold and no such market is expected to develop. As such, purchasers may not be able to resell any of such securities. The issue price of $0.52 per Special Warrant is less than the net tangible book value per Common Share as at July 31, 2001 (after giving effect to the issue of 1,975,000 Common Shares on the exercise of the Special Warrants) by $0.56 per Common Share, representing a net tangible book value surplus factor of 107.6%. See "Dilution". Investment in the Common Shares is subject to certain risk factors. See "Risk Factors".

	Price to Investors	**Underwriter's Fee** (1) (2)	**Net Proceeds** (3)
Per Special Warrant	$0.52	$0.0416	$0.4784
Grand Total	**$1,027,000**	**$82,160**	**$944,840**

Notes:

(1) No additional fee will be payable to Northern and the Corporation will not receive any additional proceeds in connection with the issuance of the Units upon the exercise or deemed exercise of the Special Warrants.

(2) The Corporation has agreed to grant to Northern, as additional compensation in connection with the Special Warrant Offering, 197,500 non-assignable broker's options (the "Broker's Options") entitling Northern to acquire from the Corporation, for no additional consideration, at any time prior to 5:00 p.m. (Toronto time) on October 9, 2002 (the "Broker's Options Time of Expiry"), 197,500 compensation warrants (the "Compensation Warrants"). Each Compensation Warrant shall entitle Northern to purchase one Unit, each Unit consisting of one Common Share and one Common Share Purchase Warrant of the Corporation, at any time commencing on the date of issuance of the Compensation Warrants and continuing up to 5:00 p.m. (Toronto time) on October 9, 2003 (the "Compensation Warrants Time of Expiry") on payment of $0.61 per Unit (the "Compensation Warrant Exercise Price"). The Broker's Options will be exchanged for the Compensation Warrants by the Corporation on behalf of Northern without any action on the part of Northern upon the earlier to occur of (i) the issuance of a receipt for a (final) prospectus qualifying, among other things, the issuance of the Compensation Warrants issuable on the exchange of the Broker's Options by the last of the Ontario, Quebec and Nova Scotia Commissions and (ii) 5:00 p.m. (Toronto time) on October 9, 2002. The Common Shares and Common Share Purchase Warrants issuable on exercise of the Compensation Warrants represent 10% of the Common Shares and Common Share Purchase Warrants issuable on exercise of the Special Warrants. The Compensation Warrants are also being qualified by this Prospectus. See "Plan of Distribution".

(3) Before deduction of the expenses in connection with the Special Warrant Offering (estimated at $125,000). The Corporation paid Northern's fee, and will pay its expenses, from the net proceeds of the sale of the Special Warrants. See "Plan of Distribution".

An investment in the securities qualified hereunder is speculative and involves a significant degree of risk due to various factors, including the nature of the Corporation's business and its present stage of development. None of the Corporation's property interests contain a known body of commercial ore and any exploration programs thereon constitute exploratory searches for ore. See "Risk Factors". Investors should consult their own professional advisors to assess other aspects of this investment.

Definitive certificates for the Common Shares and the Common Share Purchase Warrants underlying the Special Warrants will be available for delivery upon the exercise or deemed exercise of the Special Warrants.

TABLE OF CONTENTS

GAMMON LAKE RESOURCES INC.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus.

The Corporation: The Corporation is a mineral exploration company currently engaged in exploring for gold and silver deposits in the State of Chihuahua, Mexico.

The Corporation's mineral interests in the State of Chihuahua, Mexico are comprised of a 60% interest in and the option to buy the remaining 40% interest of a gold and silver mineral exploration property totalling 17 mining titles and covering an area of approximately 477 hectares near the municipality of Ocampo, options to acquire a 100% interest in an additional 17 mining titles covering an area of approximately 2,064 hectares in the municipality of Ocampo and another 7 mining titles in the municipality of Ocampo in which the Corporation has a 100% interest for a total of 41 mining titles encompassing approximately 3,500 hectares (collectively, the "Ocampo Project"), as well as a 100% interest and a 90% interest, respectively, in two mineral claims located near the municipality of Chinipas and covering an area of approximately 150 hectares and 40 hectares, respectively (the "La Cuesta Claim" and the "Santa Maria Claim").

The Corporation's primary focus at this time is on the mining titles comprising the Ocampo Project. The Corporation either owns or has an option to purchase an interest in all such mining titles without any residual royalties.

See "Gammon Lake Resources Inc. - Description of the Business".

Special Warrant Offering: 1,975,000 Units to be issued without additional payment upon the exercise of 1,975,000 previously issued Special Warrants. Each Unit separates immediately upon issuance into one Common Share and one Common Share Purchase Warrant, subject to adjustment. Each whole Common Share Purchase Warrant entitles the holder to purchase one Common Share at a price of $0.65 per share at any time prior to 5:00 p.m. (Toronto time) on October 9, 2003 (the "Common Share Purchase Warrant Expiry Date"). See "Plan of Distribution".

Price of Special Warrants: $0.52 per Special Warrant for gross proceeds of $1,027,000. See "Plan of Distribution".

Special Warrants: The Special Warrants are evidenced by the Special Warrant Certificates. Each Special Warrant is exercisable for one Unit of the Corporation, without any additional payment, at any time on or before 5:00 p.m. (Toronto time) on the earlier of the Special Warrant Qualification Date and the Special Warrant Expiry Date. All Special Warrants that are not exercised on or before 5:00 p.m. (Toronto time) on the earlier of the Special Warrant Expiry Date and the Special Warrant Qualification Date will be deemed to be exercised without any further action of the holder thereof immediately before such time. In the event that the Special Warrant Qualification Date does not occur on or before March 9, 2002, each holder of Special Warrants shall thereafter become entitled to acquire 1.065 Common Shares (instead of one Common Share) and 1.065 Common Share Purchase Warrants (instead of one Common Share Purchase Warrant) in respect of each Special Warrant exercised. See "Plan of Distribution".

Use of Proceeds: The Corporation will not receive any cash proceeds from the issuance of the Units

upon exercise of the Special Warrants. The net proceeds from the Special Warrant Offering, after deducting Northern's fee ($82,160) and the expenses of the Special Warrant Offering ($125,000), were $819,840. The Corporation intends to use the net proceeds of the Special Warrant Offering to commence a feasibility study program on the Corporation's Ocampo Project, as follows: (i) as to $458,000 for drilling and metallurgical work in a Phase 1 Program as specified in "Ocampo Project - Feasibility Study Program and Budget"; and (ii) as to $361,840 for processing plant, pad and pond design, reserve estimation and mining plan, capital and operating costs to substantially complete a Phase 2 Program as specified in "Ocampo Project - Feasibility Study Program and Budget". Working capital on hand will be used to complete the Phase 2 Program and a Phase 3 Program for the preparation of mine permitting documentation as specified in "Ocampo Project - Feasibility Study Program and Budget". See "Use of Proceeds".

Risk Factors:

Investment in the securities qualified hereunder is speculative and involves numerous and significant risks. In evaluating the Corporation, its business and the securities offered hereby, prospective investors should carefully consider the following risk factors: (i) the Corporation's property interests are in the exploration stage only and are without a known body of commercial ore, accordingly, there is little likelihood that the Corporation will realize any profits in the short to medium term; (ii) the Corporation's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards and there is no guarantee that the Corporation will be able to comply with the conditions of such regulations; (iii) the market for minerals is influenced by many factors beyond the control of the Corporation, is intensely competitive and, if commercial quantities and qualities of minerals are discovered, there can be no assurance that a market will exist for the profitable sale of such minerals; (iv) the Corporation's business is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding and, as such, the Corporation may become subject to liability for pollution, damage to life or property or other hazards of mineral exploration against which it cannot insure or may elect not to insure for various reasons; (v) the mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment which may adversely affect the Corporation or require it to expend significant funds; (vi) the Corporation's ability to continue the exploration and development of its properties, and to maintain its property interests and not forfeit such interests for non-payment of joint venture property payments, is dependent on its ability to raise significant additional financing and there is no assurance that such financing will become available or that its terms will be favourable to the Corporation; (vii) certain of the directors of the Corporation also serve as directors of other companies involved in natural resource exploration and development and consequently, the possibility of conflict exists; (viii) the success of the Corporation's business is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons; (ix) there can be no assurance that an active market for the Common Shares of the Corporation will develop or continue; (x) to date, the Corporation has paid no dividends on its Common Shares and does not intend to pay dividends in the foreseeable future. See "Dividend Record and Policy"; (xi) the mining industry is highly competitive and as such, the Corporation must compete with numerous other companies and individuals in the search for and acquisition

of mineral properties, some of which may have significantly greater resources than the Corporation; (xii) the Corporation's property interests are located in the State of Chihuahua, Mexico and any change from the current regulatory, economic and political climate of Mexico could have an adverse effect on the affairs of the Corporation; (xiii) as much of the Corporation's exploration activity is outside of Canada, the Corporation is subject to the risks associated with the fluctuation of the rate of exchange of the Canadian Dollar and foreign currencies; and (xiv) persons acquiring Common Shares in connection with the Special Warrant Offering will have an increase in net tangible book value of 107.6%, but this does not in any way necessarily equate to any form of actual realizable value. See "Risk Factors".

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected audited consolidated financial information of the Corporation for the years ended July 31, 2001, 2000 and 1999. The following summary of selected consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Corporation's consolidated financial statements, including notes thereto, and management's discussion and analysis of results of operations and financial condition included elsewhere in this prospectus.

Consolidated Balance Sheet Data

	2001 ($)	2000 ($)	1999 ($)
Working capital	1,838,232 [1]	2,788,051	1,001,230
Current Assets	2,021,138 [1]	3,059,323	1,196,030
Capital Assets	29,577	33,868	27,668
Mineral properties & related deferred costs	22,583,821	11,713,818	2,822,058
Current Liabilities	182,906	271,272	194,800
Shareholder's Equity	24,451,630 [1]	14,535,737	3,850,956

Consolidated Statement of Loss and Deficit Data

	2001 ($)	2000 ($)	1999 ($)
Interest Income	108,703	133,646	13,809
Expenses	1,669,255	1,028,262	384,990
Losses	1,560,552	894,616	371,181
Write-down of Abandoned Mineral Properties	150,784	44,064	17,335
Net Loss	1,711,336	938,680	388,516
Net Loss (per share)	(.09)	(.06)	(.05)
Net Loss (per share, fully diluted) [2]	(.09)	(.06)	(.05)

Notes:

(1) This is a pro forma presentation. Based on the audited consolidated financial statements for the twelve months ended July 31, 2001, working capital, current assets and shareholder's equity were $1,018,392, $1,201,298 and $23,631,790, respectively. The net proceeds from the Special Warrant Offering, in the amount of $819,840 after deduction from the gross proceeds ($1,027,000) of Northern's fee ($82,160) and the expenses of the offering ($125,000), were received after July 31, 2001 and, as such, are not reflected in the audited statements. The working capital, current assets and shareholder's equity information presented above has been adjusted to reflect the net proceeds from the Special Warrant Offering.

(2) Net loss per share on a fully diluted basis is the same as the net loss per share on an undiluted basis, as all factors are anti-dilutive.

OCAMPO PROJECT LOCATION MAP



El Paso
Cuidad Juarez
San Pedro Corralitos
Nuevo Casas Grandes
Nacozari
SONORA
CHIHUAHUA
MAP AREA
Gulf Of Mexico
Pacific Ocean
Dolores
Mulatos
Plomosas
San Carlos
Ciudad Chihuahua
Yecora
La Junta
Pinos Altos
Santa Eulalia
La Perla
Moris
OCAMPO PROJECT
Naica
COAHUILA
Palmarejo
Milonaria
Urique
Reforma
Batopilas
Lluvia de Oro
San Fco. del Oro
Parral
Sta. Barbara
Morelos
La Dura
Calabacillas
Napomuceno
Guadalupe y Calvo
SINALOA
Los Mochis
DURANGO
Torreon
Legend:
Road
Railroad
Town
Gulf Of California
0
40
200
Kilometres
Figure 1.
GAMMON LAKE RESOURCES INC.
Ocampo Gold-Silver Project
Property Location Map Showing
Mining Districts of Chihuahua

Figure 1

OCAMPO PROJECT REGIONAL GEOLOGY MAP


PROJECT AREA
OCAMPO
La Ardilla
El Puerto Amarillo
Sta. Maria
El Placer
Moris
La Junta
Arepilachi
Basaseachic
Cahuisori
Huajumar
Arroyo Hondo
El Cajon
Candamena
Legend:
Tertiary-Quaternary Sediments
Tertiary Rhyolite Tuffs and Flows
Tertiary Sediments
Tertiary Rhyolite Intrusives
Cretaceous-Tertiary Andesite Flows and Dikes
Cretaceous Granodiorite
Cretaceous Sediments
Triassic-Jurassic Sediments
Paved Highway
Maintained Road
Trail
Town
Historic Mine
Fault
0
25
125
Kilometres
Figure 3.
GAMMON LAKE RESOURCES INC.
Ocampo Gold-Silver Project
Chihuahua, Mexico
General Geology Map

Figure 2

MAP OF OCAMPO PROJECT MINING TITLES



Legend:
Figure 2.
GAMMON LAKE RESOURCES INC.
Ocampo Gold-Silver Project
Land Map

Figure 3

GAMMON LAKE RESOURCES INC.

History

Gammon Lake Resources Inc. (the "Corporation") was incorporated under Part 1A of the *Companies Act* (Quebec) on February 25, 1986, under the name "Golden Rock Explorations Inc.". In 1990, the Corporation became the subject of a cease trade order issued by the Quebec Securities Commission for failure to file interim financial statements. In 1998, the cease trade order was revoked and the Corporation was reactivated through a series of reorganization transactions (the "Reorganization Transactions") which included the acquisition of all of the issued and outstanding securities of "Gammon Lake Resources Incorporated", a company with mineral exploration interests in the State of Chihuahua, Mexico and the Province of Nova Scotia, in exchange for securities of the Corporation on a one-for-one basis. As part of these transactions, the Corporation also changed its name to its current form of name, "Gammon Lake Resources Inc.", and consolidated its common shares on a 15:1 basis immediately before the acquisition of Gammon Lake Resources Incorporated.

The registered office of the Corporation is located at 1, Place Ville-Marie, Suite 3900, Montreal, Quebec, H3B 4M7. The Corporation's principal office is located at 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, B3B 1T5.

Subsidiaries

The Corporation has the following direct and indirect wholly-owned subsidiaries:

a) Gammon Lake Resources (N.S.) Inc. ("Gammon Lake Nova Scotia"), which was incorporated under the laws of the Province of Nova Scotia and is the operating company for the Corporation's Canadian properties;

b) Gammon Lake de Mexico S.A. de C.V. ("Gammon Lake Mexico"), which was incorporated under the laws of Mexico and is the operating company for the Corporation's Mexican properties; and

c) Gammon Lake Resources (Barbados) Inc. ("Gammon Lake Barbados"), which was incorporated under the laws of Barbados and is the holding company for Gammon Lake Mexico.

The following chart depicts the corporate structure of the Corporation together with the jurisdiction of incorporation of each of the Corporation's subsidiaries.


Gammon Lake Resources Inc.
(Ontario)
Gammon Lake Resources (N.S.) Inc.
(Nova Scotia)
Gammon Lake Resources (Barbados) Inc.
(Barbados)
Canadian Properties
Gammon Lake de Mexico S.A. de C.V.
(Mexico)
Mexican Properties

complete the acquisition by the Corporation of all of the issued and outstanding shares of Soyopa and a 100% interest in the project. In a related arm's length agreement with Compania Minera Global S.A. de C.V. ("Minera Global") dated July 17, 2000, pursuant to which consulting services were provided with respect to the Soyopa Option Buy-Out Agreement, a balance of U.S. $1,000,000 is due to Minera Global upon the sale of the Ocampo Project. See "Risk Factors - Capital Investment".

Minera Fuerte Joint Venture

Pursuant to the terms of an option and joint venture agreement dated January 6, 1999 (the "Minera Fuerte Joint Venture Agreement", as amended by agreements dated December 2, 1999 and March 5, 2001 (the "Minera Fuerte Amending Agreements"), entered into between the Corporation and Minera Fuerte Mayo, S.A. de C.V. ("Minera Fuerte"), the Corporation acquired a 60% interest in and formed a joint venture on, a producing gold and silver mineral property located in the municipality of Ocampo, in the southwestern area of the State of Chihuahua, Mexico. The property is comprised of 17 mining claims and covers a total area of approximately 477 hectares in the northern, western and central parts of the Ocampo Mining District.

In accordance with the terms of the Minera Fuerte Joint Venture Agreement, the Corporation completed an exploration and mine development program of U.S. $200,000, which was required to be completed on or before July 6, 1999. During the option phase, the Corporation paid to Minera Fuerte the amount of U.S. $50,000 on execution of the agreement and the amounts of U.S. $30,000 on February 15, 1999 and U.S. $170,000 on June 6, 1999, respectively. Under the terms of the agreement, 500,000 Common Shares were issued to Minera Fuerte effective June 6, 1999 and a payments in the amount of U.S. $309,500 were made to Minera Fuerte effective to December 23, 1999.

Upon completion of the option phase, which expired on June 6, 1999, the Corporation acquired its 60% interest in the property and elected to form a joint venture with Minera Fuerte, with the Corporation participating as to 60% and Minera Fuerte participating as to 40%. Under the terms of the joint venture, the Corporation is the operator of the property and 100% of the sales from production on the property may be applied to the cash payments due to Minera Fuerte in the joint venture stage. Pursuant to the terms of the agreement, a total of 2,000,000 Common Shares of the Corporation were issued to Minera Fuerte as follows: (i) 500,000 Common Shares on December 6, 1999; (ii) 500,000 Common Shares on July 6, 2000; and (iii) 1,000,000 Common Shares on January 6, 2001. In addition, the Corporation made a total of U.S. $288,474 in monthly payments to Minera Fuerte, and a lump sum payment of U.S.$199,500 made on February 1, 2000. Under the terms of the agreement, a balance of U.S. $211,526 is due to Minera Fuerte upon the sale of the Ocampo Project.

All of the Common Shares issued to Minera Fuerte under the terms of the Minera Fuerte Joint Venture Agreement are subject to the Second Escrow Agreement. See "Escrowed Securities".

Pursuant to an agreement dated March 31, 1999 (the "Minera Fuerte Option Buy-Out Agreement"), entered into between the Corporation and Minera Fuerte, the Corporation has the right to acquire the 40% interest of Minera Fuerte in the Minera Fuerte Joint Venture Agreement for a sum equal to U.S. $5.00 per ounce of gold and gold equivalent in the category of "Proven Ore", as defined in the Second Escrow Agreement. For purposes of the foregoing, the Minera Fuerte Option Buy-Out Agreement provides that the determination of "Proven Ore" shall be made pursuant to a feasibility report prepared by an independent third party consulting firm of international repute which is acceptable to the Corporation and Minera Fuerte. The buy-out may not occur until (a) all cash and share payments to Minera Fuerte prescribed by the Minera Fuerte Joint Venture Agreement have been made, and (b) the Corporation has incurred at least Cdn. $ 1.0 million in exploration expenditures or completed at least 5,000 metres of drilling on the property. See "Risk Factors - Capital Investment".

Property Description and Location

The Corporation's Ocampo Project is located in the Municipality of Ocampo, State of Chihuahua, Mexico and consists of 41 mining titles encompassing 3,498.96 net hectares. The Corporation either currently owns or has an option to purchase a 100% interest in all the mining titles without any residual royalties. See, "Gammon Lake Resources Inc. - Description of Business - Ocampo Project - Minera Fuerte Joint Venture Agreement" and "Gammon Lake Resources Inc. - Description of Business - Ocampo Project - Soyopa Joint Venture and Option Buy-Out Agreements". A location

San Juan	38	191736	53.91
La Olvidada	39	192048	105.00
Buenos Aires*	40	185297	19.68
Diez Mayo	41	E16/25824	23.79
Total net hectares			3498.96

* The issuance of exploitation concessions for El Peñol, Buenos Aires and La Fe mining claims is in progress.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Ocampo Gold Silver Project is located in the Municipality of Ocampo, State of Chihuahua, Mexico. Chihuahua has a well-developed transportation network with over 4,000 kilometers of paved highways, 7,000 kilometers of improved roads and 2,100 kilometers of railway. International airports are located in the cities of Ciudad Juarez and Chihuahua.

Access to the project is via Federal Highway 16, a major transportation route across the Sierra Madre, to Cahuisori followed by 27 kilometers of government maintained gravel road to the project area. Alternatively the project can be accessed via a government maintained gravel road from Highway 16 to Moris, then east to Ocampo.

The climate is temperate with cool winters and mild summers. Rainfall is erratic in terms of yearly precipitation and occurs mainly during the summer monsoon season. The average annual precipitation is approximately 800 mm. Vegetation consists of pine and mixed pine and deciduous forest.

The nearest town, Ocampo, is located at the eastern edge of the project area and has an estimated population of 500 people. Ocampo is the seat of the Municipal government. An electrical line is currently under construction, which will connect Ocampo to the national electrical grid. An adequate work force, familiar with mining, is present. Mining and forestry are the major industries in the area.

The Ocampo Gold-Silver Project is located in the Sierra Madre Occidental physiographic province. It is located at approximately Latitude 28° 12' 30" and Longitude of 108° 25" 00". The Sierra Madre Occidental exhibits features of an incised plateau rather than a true mountain range. The project is located near the eastern end of the Barranca (canyon) country with project elevations ranging between 2,200 and 1,600 meters in elevation. The northwestern portion of the project is located in a feature best described as a topographic basin and is inside the 60-kilometer diameter Ocampo caldera system within a broad anticline in the Lower Volcanic sequence of andesites, flows, agglomerates and tuffs.

History

Spanish exploration of northern Mexico began in 1554. The first significant mineral discovery in Chihuahua was the Santa Barbara district in 1567 followed by Parral, in 1631, and Batopilas in 1632. Major discoveries made during the 1700's include the Santa Eulalia, Marguarichi, Delores, and Naica districts.

An explorationist in the employ of Jose de Herrero, a Spaniard, discovered the Ocampo district in 1804. After the initial exploration and exploitation the district was abandoned because of the Mexican War for Independence that took place from 1810 to 1820.

Ocampo was revitalized in the 1820s and 1830s with French and English interests making significant investments in the Refugio and Plaza de Gallos (Santa Eduvigas) mines in the western part of the district. The Balvanera, Santa Juliana and other mines in the northeastern portion of the district were discovered at this time. The district was idled by a combination of problems that included the handling of water in the workings and political unrest in the mid 1800's.

Ocampo was reactivated in the late 1800s when the government of Porfiro Diaz once again encouraged foreign investment. From the 1880s to the beginning of the Mexican Revolution, the Ocampo district underwent its greatest

period of development. The Belen, San Juan y San Jose and Matuleria (Picacho) mines were developed and the Plaza de Gallos and Santa Juliana mines reopened.

In the early 1890s Col. William Greene made Ocampo, together with Pinos Altos, the cornerstones of his Chihuahua Gold, Silver, Cattle and Timber Company. Greene undertook a vigorous development program. This program included a proposed 4-kilometer production/dewatering adit 300 meters beneath the deepest workings in the northeastern portion of the district. Greene never completed this undertaking demonstrating that water was a significant impediment to mine development.

After Greene's Chihuahua empire collapsed in the financial crises of 1907, the properties passed into the hands of the Sierra Consolidated Mines Company. In 1912 Robert Linton, the chief engineer of Sierra Consolidated Mines Company, estimated the total production of Ocampo up to this time had exceeded a value of $100,000,000 U.S. in gold and silver. Shortly thereafter, the onset of the Mexican Revolution once again idled the Ocampo district.

The district saw resurgence in the 1930s and early 1940s. The Plaza de Gallos mine was reopened and a rich new ore shoot was discovered. This ore shoot was discovered in a mine, which at that time was over 100 years old and is believed to have produced over 3.8 tonnes of gold and 59 tonnes of silver between 1939 and 1941.

Following cessation of operations at Plaza de Gallos, small operators and garimperos conducted mining in the district. In the beginning in the 1980's the Consejo de Resources Minerales de Mexico S.A. de C.V. undertook a series of studies and financed the construction of a nominal 100 tonne a day mill equipped with a flotation circuit. It is worth noting that Consejo de Resources Minerales recommended the construction of a dewatering adit that was similar to that of Greene's project.

In 1997, following changes in Mexican mining laws allowing for 100 percent foreign ownership of mining properties, Mogul Mining NL, through its subsidiary Minera La Reina S.A. de C.V. entered into a joint venture with the landowner, Minerales de Soyopa S.A. de C.V. Mogul Mining NL completed 59 reverse circulation drill holes totaling approximately 6288 meters in 1997 and 1998 and undertook a district scale mapping and sampling program focusing on the western portion of the district. In 1999 Augusta Resources Corporation entered into an agreement to acquire the interest of Mogul Mining NL in the project, and drilled 11 reverse circulation holes and deepened one existing hole. Total meters drilled in this program were approximately 1,688 meters. Mogul Mining NL and Augusta Resources Corpration failed to meet work commitments to the landowner and relinquished their interest in the joint venture in late 1999.

The Corporation through its subsidiary Gammon Lake de Mexico S.A. de C.V. acquired an option in 1999 to purchase 17 claims in the northern portion of the district. See "Gammon Lake Resources Inc. - Description of Business - Ocampo Project - Minera Fuerte Joint Venture Agreement". During 1999 the Corporation undertook an exploration program consisting of mapping, sampling, underground test mining and the completion of 50 core holes totaling approximately 3,729 meters. In early 2000, the Corporation entered into a joint venture agreement with Minerales de Soyopa S.A. de C.V. This agreement effectively consolidated the entire Ocampo district for the first time. Since that time, the Corporation has executed a series of purchase options, which will allow it to acquire a 100 percent ownership interest in the joint venture land holdings.

The Corporation has undertaken an aggressive drill program consisting of both surface reverse circulation and core drilling and underground core drilling totaling 39,785.48 m in 310 drill holes. The WGM Report provides a resource audit and feasibility study plan for the Ocampo Project.

Geology and Mineralization

(a) *Regional Geology*

The Ocampo project occurs within the Sierra Madre Occidental, an elevated plateau, incised by deep canyons (barrancas). This area represents one of the world's largest unmetamorphosed volcanic terranes. The uplift and erosion that created the canyons, has exposed high level hydrothermal mineralization, however, the basement rocks are rarely exposed and poorly known. This province extends from the centre of Mexico to the border of the United States.

(b) Local Geology

The oldest rocks in the Ocampo area are Triassic to Cretaceous sediments found in isolated erosional widows and are composed of conglomerates, sandstones, limestone lenses and intercalated andesites. During the Laramide Orogeny and continuing through the Cenozoic, the area was the site of intense volcanic activity producing a thick sequence of volcanic flows, tuffs, and agglomerates of andesitic to rhyolitic composition and related intrusives.

Volcanic stratigraphy in the Sierra Madre Occidental has been broken into two main groups; the Lower Volcanic Group ("LVG") and the Upper Volcanic Group ("UVG"), which overlie a Precambrian through Jurassic basement. The LVG rocks are dominant in the project area and consist predominantly of massive andesitic flows and tuffs. Localized beds of volcanoclastic sediments are present with the rocks becoming more felsic toward the top of this group. The LVG hosts the majority of the Au-Ag deposits exploited to date in this region. The UVG rocks are predominantly felsic ignimbrites, tuffs, flows and volcanoclastics. Intense and prolonged volcanic activity probably produced the hydrothermal mineralization responsible for the numerous gold and silver mines in the area.

Overall, the dominant structural direction is west-northwest, with secondary cross-cutting structures trending north-northwest. The numerous mines and prospects in the district follow this main trend. In general, the project area can be broken into two major structural areas; the PGR Trend and the NE Area.

The large amount of volcanic rocks and the numerous semi-circular features (identified in high altitude air photos and satellite imagery) indicate the formation of large calderas. It is believed that Ocampo lies near the centre of a major caldera and is surrounded by at least two others. It has been suggested by several workers in the area that the reason the Sierra Madre Occidental is relatively undeformed is due to the presence of a large underlying batholith, which may be the source of the large volume of volcanic sediments.

(c) Property Geology

The LVG and the UVG are exposed in the project area at Ocampo. These rocks are composed of andesites, rhyolite tuffs, andesite porphyries, flows and agglomerates which have been overlain by porphyritic andesites, interbedded with agglomerates and capped by Oligocene tuffs. This is part of a larger caldera that is about 60 km in diameter. An age of 28 Ma is recorded for the uppermost volcanic unit, hence most of the economic mineralization is older.

The oldest recognized unit exposed at surface is a rhyolitic sequence within the LVG. Flow and pyroclastic textures have been recognized in both outcrop and core. It appears that pyroclastic breccias from this unit contain fragments of andesitic to dacitic composition, indicating that an older andesite unit may be beneath this unit. Overlying the rhyolite unit is a thick sequence of andesite to dacite agglomerate flows and tuffs. Occasionally, volcaniclastic sediments are interbedded within these flows.

The UVG unit overlies the LVG rocks, and contains predominantly felsic ignimbrites, tuffs, flows and volcanoclastics. Textural and sorting characteristics indicate some of the units were deposited under basal surge conditions.

All the above rock types have been intruded by andesitic to dacitic dikes and sills. These rocks are believed to be Tertiary in age.

The WNW striking PGR Trend extends from El Penol in the southeast to beyond La Estrella in the west. The four main areas of interest in this trend are Conico, Refugio, Plaza de Gallos and Picacho, which is NW striking. The

deposits lie within a contiguous zone of alteration and mineralization which stretches along strike for over three kilometres. The PGR Trend consists of a series of NW trending faults that cut across WNW trending structures. It is believed that the WNW fault zone is an oblique transfer zone that developed in order to accommodate movement along the NW faults. It has also been suggested that the NW trending structures are part of a district scale cymoid loop.

The NE area consists of a large northerly trending structure called the Belen-San Jose structure. It is cut by NW trending structures and intersects the PGR Trend in the La Pared area. Numerous NNE fault segments bounded by NW faults are also present.

Earlier geological work documents six major periods of deformation that were produced by a combination of the emplacement of a postulated intrusive beneath the district and extensional regional tectonics. The following table details the six deformation events.

Summary of Deformation, Kinematics and Mineralization of the Ocampo Project Area			
Deformation Event	Main Shear Kinematics	Orientation of Principal Stress	Associated Geochemical Event
D1	Dextral strike-slip with some normal movement	S37W23	No known mineralization
D2	Sinistral strike-slip with some reverse movement	N73E35	No known mineralization
D3	Dominantly dextral strike-slip with local sinistral movement	N24E03	Early, most intense quartz deposition
D4	Local sinistral/reverse movement	N51W55	Continued quartz deposition
D5	Normal with minor sinistral strike-slip	S38E80	Early and strong ore-metal deposition (extensional kinematics)
D6	Dextral strike-slip with minor normal movement	N53W15	Continued ore-metal deposition (lateral kinematics)

Steronet analysis shows that both dip-slip and strike-slip movement accompanied each phase of structural deformation. Orientation and geometry of the higher grade mineralized zones or clavos (ore shoots) intersected in drilling, further supports both strike-slip and dip-slip movement.

Deposit Model

The mineralization in the Ocampo area is controlled by a major strike-slip fault, the morphology of which suggests a dominantly dextral movement. The surface expression of the zone consists of WNW trending riedel structures, offset by cross-cutting NNW trending structures. The faults and breccias, resulting from numerous periods of structural activity, acted as channel ways for multiple mineralizing events, including precious metal-poor, gold-rich and silver-rich events. It is believed that the principal silver event post-dates the principal gold event. The structural targets are predominantly at the intersections of NNW with WNW shears (ie., Conico, Refugio, Plaza de Gallos and San Ramon deposits), which tend to be characterized by a significant plunge component parallel to the lineation of the intersecting structures or at various positions along the NNW structures (i.e., Picacho, Alma and Belen/San Jose deposits).

Ocampo is a classic gold-silver epithermal district and is generally classified as a pluton related adularia-sericite system. Based on mineralogy and alteration, gold-silver mineralization in the PGR Trend and the NE Area is of the low-sulphidation, quartz-adularia type. The system contains quartz vein stockworks, and breccias carrying gold, silver, electrum, argentite and pyrite with lesser and variable amounts of sphalerite, chalcopyrite, galena, tetrahedrite (rare) and sulphosalt minerals forming in a high-level (epizonal) to near surface environment. The mineralization commonly exhibits open space filling textures and is associated with volcanic-related hydrothermal to geothermal systems. Presently, the known deposits within the project area have no significant associated base metal mineralization.

La Fe and other areas in the northwest portion of the Property exhibit alteration, mineralization and geochemistry characteristics typical of a high-sulphidation, quartz-enargite type. The rhyolite and dacite host rocks in the La Fe area indicate that this mineralization is stratigraphically lower than the low-sulphidation mineralization found in the PGR Trend and NE Area, suggesting that the potential for high-sulphidation style mineralization may be present beneath or adjacent to the known mineralization in these areas. This type of system contains veins, vuggy breccias and sulphide replacements, ranging from pods to massive lenses, which occur in volcanic sequences associated with high-level hydrothermal systems that are marked by acid leached, siliceous alteration.

Examples of low-sulphidation systems are Tayolita (in continuos operation for over 400 years), Bacis and La Ceinagua, all operating mines in the state of Durango. Pinos Altos and Dolores, both in the state of Chihuahua, are currently under development. Examples of high-sulphidation systems in the development stages are Mulatos (Sonora), El Sauzal (Chihuahua) and Metates (Durango).

Gold and Silver Mineralization

Epithermal gold-silver mineralization in the Ocampo mining district is structurally controlled. Ore grade mineralization is hosted in N, WNW, NW, NE and EW striking structures. Within the PGR Trend, the WNW trending structural zone from Plaza de Gallos to La Estrella has been the most productive, followed by the NW striking Picacho structure. In the NE Area, the greatest production has been derived from the northerly striking Belen-San Juan and San Jose structures and the NE striking Santa Julian structure.

Andesitic agglomerates host the majority of the deposits found to date. This is believed to be a function of mineralized surface outcrop as opposed to the agglomerate being the preferred host rock. Glassy intrusives, or densely welded tuff (which should make a better host rock), may be present at depth and are exposed in the northwest area and in the underground workings at Santa Juliana.

Discrete fissure vein mineralization is rare at Ocampo. Structures hosting potentially economic gold and silver mineralization are composed of a core of quartz breccia surrounded by varying degrees of quartz stockworks. In some areas, such as Plaza de Gallos and Refugio, this mineralization can exceed 50m in true thickness. Hydrothermal mineralization was episodic and accompanied by structural movement. Quartz-matrix dilatational hydrothermal breccias are present in the core of structural zones and are enveloped by a zone of crustiform to comb quartz stringers. The combined thickness of the quartz breccia-stockwork zones can be in excess of 75m. Wall rock silicification often extends well beyond the stockwork zone.

The abundance of open vugs lined with drusy quartz indicates that open space was present throughout the deposition of quartz. These textural characteristics are postulated to be indicative of violent and rapid pressure changes. In hand specimen, the types of quartz present ranges from a banded creamy white chalcedony, to clear crystalline white quartz, to drusy amethyst. All three varieties of quartz can be found in close proximity. A fine-grained quartz-epidote assemblage has also been observed in some areas.

While gold and silver mineralization is associated with quartz, not all quartz contains precious metals. Work completed to date indicates that while quartz deposition accompanied all six phases of structural deformation, quartz deposition was strongest during the third structural event. Gold and silver on the other hand were deposited during the fifth and sixth deformation events. Precious metal mineralization consists of electrum, native silver and, in the sulphide zone, argentite. Gold and silver are of equal economic importance at Ocampo. The gold to silver ratio varies somewhat throughout the district but overall is remarkable consistent, on the order of 1 to 40.

Base metals are rarely encountered at Ocampo and consist of sphalerite, galena and chalcopyrite in the sulphide zone. The base metals have no economic importance and there does not appear to be an increase in concentration at depth.

Alteration associated with gold-silver mineralization consists of the previously discussed silicified zone surrounding the quartz breccia stockworks and argillic alteration. An argillized halo is often present surrounding

silicified structures. In the Plaza de Gallos area, the dominant surface alteration type is argillic and the gold and silver values in outcrop are only anomalous. This argillic cap immediately overlies one of the historically richest ore shoots at Ocampo. Linton noted this relationship in 1912 when he observed that "clay caps" often overlay rich ore shoots. Work by Gammon Lake indicates that these clay caps may be an expression of the upper most precious metal depositional horizons, and could be a valuable exploration tool.

Gold-silver mineralization is present over an elevation range of at least 700m. The lowest known productive levels of the Santa Juliana mine are at an elevation of approximately 1,400m and the outcrop of the highest point of mineralization at Plaza de Gallos is approximately 2,150m. Other districts that contain similar elevational thicknesses are the Comstock in Nevada, and Tayoltita and Guanajuato in Mexico. These districts have vertical ore extents in excess of 600m. There has not been a single ore shoot that has been traced over the entire 700 m, due in part to mineralization exposures and water.

Exploration

(a) General

Gammon Lake initiated its exploration program in 1999, and by the end of the year had completed geological mapping, sampling, limited underground test mining from historical workings in the Brenda area, and the drilling of 50 core holes totalling about 3,500m in the NE Area. A total of 1,574 tonnes was collected from this mini-bulk sample averaging 7.3gAu/t to 281gAg/t, with flotation recoveries of 87% and 77% respectively.

During 2000, Gammon Lake conducted more detailed surface geological mapping, sampling, trenching and road building. A large RC and core drilling program was also completed, as well as limited underground mapping and sampling of accessible workings. Ten additional exploration holes were drilled in 2001. Geological mapping has delineated numerous mineralized structures and the surface sampling (continuous chip) programs have utilized road cut exposures, outcrop and, where necessary, excavated trenches. The surface exploration has identified argillic and silicified zones usually found to surround structures containing economically interesting gold and silver mineralization. Exploration to date shows that the Ocampo area is host to a very large, mineralized hydrothermal system.

Drilling results at the Ocampo project have been very encouraging. To date there have been 310 drillholes completed on the property. The number of holes containing economic intercepts to total holes drilled demonstrates the significant economic potential of the area.

(b) Drilling

(i) General

Drilling and sampling procedures have been conducted according to accepted industry practices. Cross section line spacing is variable between targets, but in the more densely drilled areas, such as Plaza de Gallos and Refugio, lines are a nominal 50m apart. The occasional in-fill hole is drilled at a 25m spacing, i.e., between sections. Spacing of drillholes on section lines is a nominal 25m. There is no evidence of clustering of drillholes around high-grade intercepts.

An Ausmine camera was used for downhole surveying on some of the drillholes. Surveying revealed no significant deviation in the direction of holes, however, a gradual steepening of the holes at depth was noted.

The drilling program in 2000 consisted of approximately 19,341m of RC drilling and 7,895m of core drilling in 180 holes. Some of the holes were drilled by RC methods in the upper reaches of the deposit, but finished with core drilling. This varied from hole to hole depending on ground conditions, but the change over was usually between a depth of 150 to 200m. All Brenda Area ("BR") and underground ("UGD") holes were drilled using only core equipment.

From October to December 2000, Gammon Lake completed its main drill program, consisting of surface RC,

with some completion of the deeper holes with core drilling, and underground core drilling totalling approximately 14,750 m in 102 drillholes.

From May to June, 2001, Gammon Lake drilled an additional 803.70 m in 10 exploration holes, seven from surface and three from underground workings. Of the 10 holes completed, six intersected the targeted zones. WGM has reviewed the results of the most recent drilling and has determined that these holes have no material effect on the previously completed resource estimate.

The best results came from the Brenda area, where two underground holes intersected economic concentrations of gold-silver mineralization:

UGD-13 – 3 m @ 10.88 g Au/t, 633 g Ag/t
UGD-14 – 8 m @ 1.62 g Au/t, 54 g Ag/t, including 3 m @ 3.49 g Au/t, 102 g Ag/t
and 28 m @ 1.16 g Au/t, 64 g Ag/t, including 3 m @ 4.67 g Au/t, 267 g Ag/t

The remaining holes hit wide (+10 m), but low grade mineralization or higher grade, narrow (<2 m) structures.

As of June 30, 2001, a total of 39,785.48 m has been drilled in 310 holes on the Property. The breakdown of the total drilling to date is 12,427 m of core drilling and 27,358 m of RC drilling.

The 2000-2001 drilling programs were designed primarily to expand the known mineralized zones and to in-fill certain areas to upgrade the categorization of the mineralization. Some exploration was conducted on new targets, however, most drilling was conducted on the Plaza de Gallos and Refugio deposits. The table below lists the total meterage and the number of holes drilled on each zone for the Ocampo project. A total of 30 targets have been drill tested to date.

Drilling Summary for Ocampo Project		
Area	**Number of Holes**	**Total Metres**
Refugio	58	9,631.22
Picacho	43	5,054.96
Plaza de Gallos	41	7,625.98
Conico	31	3,695.25
Brenda	20	1,930.20
Upper JM	16	991.90
La Estrella	15	1,672.44
Aventurero	12	1,344.77
San Juan	11	1,780.41
Maria	9	627.37
Las Animas	7	469.52
Resurreccion	5	300.50
Persico	4	445.00
Belen	5	1,048.71
El Rayo	3	324.91
El Penol	4	365.04
Sta. Teodora	3	238.05
Altagracia	2	284.07
Sta Ana	4	401.80
Rosario Del Oro	3	263.50

Saddle	2	278.89
La Fe	2	231.64
La Gloria	2	206.96
La Zorra	2	86.00
JM	1	136.25
San Ramon	1	67.67
La Parred	1	61.87
San Amado	1	47.5
Sta Juliana	1	91.40
El Mastuerzo	1	81.70
Total	**310**	**39,785.48**

The following descriptions briefly summarize the drilling on the main zones. In general, the project area can be broken into two major structural areas; the PGR Trend and the NE Area.

(i) *PGR Trend*

There are four main areas on the PGR Trend, three of the deposits, Refugio, Plaza de Gallos and Picacho, have received most of the drilling on the Property to date. The following is a brief description of the drilling density on each of the deposit areas.

Plaza de Gallos. At Plaza de Gallos, 41 holes were drilled on 10 sections. Primarily, fence lines were established at a nominal 50 m spacing. As at Refugio, several in-fill fence lines at a nominal 25 m spacing contain a single drillhole and were established to test continuity of the mineralized zone. Additional holes are needed in the area between Refugio and Plaza de Gallos.

Refugio. Fifty-eight holes were drilled into the Refugio area. A total of 16 fence lines were established. Nominal primary fence line spacing is 50 m with several in-fill fence lines having a 25 m spacing. Drillholes on fence lines have a nominal 25 m offset spacing where intersecting the mineralized zone. In-fill fence lines contain only one or two holes.

Conico. Drillhole fence lines have been established at a nominal 50 m spacing. To date 31 holes have been drilled on 18 fence lines. The spacing of drillholes on fence lines is a nominal 25 m offset. Several fence lines currently have no drilling while others have only one or two holes.

Picacho. Forty-four holes (including San Ramon) were drilled on 12 fence lines. Fence lines were originally established at 100 m spacing in earlier exploration work. Additional drilling by Gammon Lake and predecessors has been completed on fence lines at a nominal 50 m spacing. Additional drilling will be required in order to achieve the 50 m fence line by 25 m on section drilling pattern as at Plaza de Gallos and Refugio.

(ii) *NE Area*

The NE Area contains the Brenda, JM, Upper JM, La Zorra-Rosario del Oro-Ressurrecion, Las Animas, Belen-San Juan-Balvenara, Aventurero-Guaymas, Maria, El Rayo and Saddle structures. A total of 108 holes have been drilled on these targets. Fence line spacing varies from a nominal 30 m spacing at Brenda to 100 or more metres. Fence line spacing was a function of both surface and underground drill station access and structural considerations. Fence lines containing multiple holes generally have a 25 m on fence line drillhole spacing.

2.48 g/ccm and 2.48 g/ccm respectively. WGM assumed a specific gravity of 2.5 g/ccm for all rock types for the resource estimate.

(c) Bottle Roll Tests

Since 1998, a total of 28 bottle roll tests have been completed on the Ocampo Project on samples composited from various areas of the deposit. Although the test procedures and duration were similar, the particle size distribution of the samples was different.

Twenty-one bottle roll rests were carried out on samples prepared from the coarse rejects from RC drilling in 1998 that were selected to be representative of the deposit. In 1999, five bottle roll tests were carried out on core samples from the Augusta area.

During the most recent testwork in 2000, two bottle roll tests were carried out on composite core samples from the Plaza de Gallos and Refugio areas. The following conclusions can be drawn from the bottle roll testing completed to date:

- The average recoveries of gold and silver over a total of 28 rolling bottle tests indicated 93.8 % and 78.1 % respectively. The average was lowered somewhat by 6 tests carried out on minus 1.7 mm material which is considerably coarser than would be processed in a conventional milling circuit. The bottle roll tests on the coarse material yielded average gold and silver recoveries of 76.9 % and 52.0 % respectively;
- The testwork showed a strong correlation between particle size and leach kinetics and the resulting gold and silver recoveries. Twenty-one tests completed on minus 0.075 mm material had recoveries that averaged 97.1% for gold and 83.3 % for silver;
- Cyanide and lime consumptions are indicated to be in the order of 0.40 kg/t and 1.9 kg/t respectively, which are in the normal range; and
- The leach curves indicate that leaching is completed in a 24 to 48 hour period.

(d) Column Leach Tests

Six flooded column leach tests were completed to assess the potential application of heap leaching on the Ocampo project. The tests were carried out on the two composite samples taken from Plaza de Gallos and Refugio. The composite samples were crushed with three different size ranges and tested in flooded columns. These size ranges were minus 45 mm, minus 9.5 mm, and minus 1.7 mm.

Depending on the size of the material, the columns were operated for different lengths of time. The 45 mm columns were under leach for 76 days, the 9.5 mm columns were under leach for 143 days and the 1.7 mm columns were under leach for 117 days. In each case the cyanide solution flows upwards through the column, with gold and silver recovered from the solution with activated carbon. The leach solution was batched through the column and carbon tank with on going sampling for cyanide, pH, and gold and silver to track the kinetics of the process. The final metallurgical balance was completed with a sampling and assay of the ore removed from the column.

Flooded column leach tests are only regarded as a preliminary indication of heap leach potential, as they do not simulate the percolation characteristics of a commercial scale heap leach. The testing using the flooded column method indicated the following:

- Gold and silver recoveries ranged from 84.8 to 92.2% and 53.7 to 79.4% respectively, over the full 143 day period of the test. Recoveries after 76 days were considerably less;

- Recovery was considerably higher for the sample that was crushed to minus 1.7 mm, with the minus 45 mm sample yielding only an average of 69.3% gold recovery and 23.0% silver, however, this test was terminated after 76 days. The more practical size of minus 9.5 mm for a commercial heap leach indicated recoveries of 87.7% and 63.0% for gold and silver recoveries respectively; and,

- The metallurgical results from the samples at Plaza de Gallos differed considerably from the results of Refugio, indicating the need to more fully understand variations in the deposit and the potential impact on the selected process.

- Analysis of the remaining material after the leach periods showed that recovery was the highest on the finer fractions and lowest on coarser fractions. However, there is an indication there would be the minimal increased recovery by crushing below 4.75 mm.

(e) Gold and Silver Recoveries

The recoveries indicated to date show the ore to be very amenable to cyanide leaching. In a commercial operation the ultimate recovery is subject to solution losses after the ore is leached that result in some reduction in the overall recovery. In some fine grinding operations, these losses have been offset by the positive impact of the preferential grinding of metal bearing particles due to the nature of the classification systems in grinding circuits. Other possible impacts to the recovery in commercial operations result from carbon material in the ore that robs metal value from the leach solution into tailing streams or remains in heap leach piles.

(f) Future Metallurgical Testwork

The preliminary testwork completed to date on the Ocampo deposit indicates a free milling ore that will be amenable to conventional milling or heap leaching. To support an economic analysis of the options and define the ultimate process route for the project, further metallurgical work will be required. The following will be required to advance the metallurgical understanding of the deposit and select the process that provides the best economics for Ocampo:

- Determine the acid generating potential for the ore and waste;

- Investigate the possible presence of carbon material in the ore and waste that may enter the mill or heap;

- Investigate the presence of copper and other minerals that may contribute to high cyanide and lime consumption;

- Investigate the mineralogy to understand the gold occurrence and possible alternate process options with gravity and flotation in a conventional milling circuit;

- Metallurgically map the deposit to ensure the process can achieve the required recovery and capacity on the entire deposit. This study should include investigation into the range of work indices;

- If conventional milling is selected, optimize recovery by testing a range of cyanide concentrations, pH levels, and grinding sizes. Also investigate carbon in pulp, carbon in leach, and zinc precipitation for gold and silver recovery; and,

- Initiate site selection and investigation of issues that impact the cost of construction of heap leach pads and solution ponds, tailings dams, mill facilities and supporting infrastructure, etc.

Mineral Resources and Reserves

(a) General

The resources of the Ocampo project were estimated using a standard cross section technique. No categorization of resources was done by Gammon Lake before WGM's involvement with the project. Since the end of December, 2000, WGM has been working with Gammon Lake to validate the database, check the manual compositing of the mineralized zones and to ensure that all types of data can be seamlessly integrated for future use and studies. WGM has audited and confirmed the resource estimates that were prepared by Gammon Lake and has classified the resources according to current industry practice. A summary of the Measured and Indicated Resources is in the following table.

Summary of Measured and Indicated Resources				
Category	**Au (g/t) Tonnes**	**Grade**		
		Au (g/t)	Ag (g/t)	Eq. Au (g/t)*
Measured	7,671,000	1.40	67	2.75
Indicated	14,019,000	1.46	51	2.48
Total Measured and Indicated	21,690,000	1.44	57	2.58

* Equivalent Au is based on a ratio of 50:1 silver:gold

In addition to the Measured and Indicated Resources, there are Inferred Resources of approximately 5.8 million tonnes grading about 1.7 g Au/t and 86 g Ag/t or 3.4 g Eq. Au/t.

(b) Definitions

The classification of mineral resources and mineral reserves used in this report conforms with the definitions provided in the final version of National Instrument 43-101 ("NI 43-101"), which came into effect on February 1, 2001. WGM followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum (the "CIM Standards") in arriving at its classifications. The relevant definitions for the CIM Standards/NI 43-101 are as follows:

- A **Mineral Resource** is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

- An **Inferred Mineral Resource** is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

- An **Indicated Mineral Resource** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

- A **Measured Mineral Resource** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters,

to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

- A **Mineral Reserve** is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

- A **Probable Mineral Reserve** is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

- A **Proven Mineral Reserve** is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

(c) Cross Sectional Resource Estimate

(i) General

A cross sectional resource estimate was prepared by Gammon Lake using standard estimation techniques. The methodology and parameters for this estimate were audited by WGM. WGM reviewed all the cross sections in varying amounts of detail and has validated the database. During this review WGM considered the geological and geometrical interpretation of each zone, checked the projection distances and areas of the blocks and audited the grade and the interval used for the resource blocks. WGM reviewed the spreadsheets and checked the formulas used to estimate the tonnages and weighted average grades of gold and silver.

(ii) Database

With the assistance of Gammon Lake, WGM compiled and and validated the database which consists of core and RC drilling and trench information. The drilling conducted on the Ocampo Project to date totals approximately 39,785 m in 310 drillholes. There is also chip sample data from 40 sample lines and trenches, totalling about 6,125 m, within the area of interest. Some of the holes were started with RC and finished with core. The UGD and BR holes are all core. The breakdown of the drilling is 12,427 m of core drilling and 27,358 m of RC drilling. The average hole length is approximately 130 m.

The information used for resource estimation consists of collar locations, downhole surveys, raw assays, lithological and structural data. Some of the holes that did not intersect a main mineralized zone were not used for the modelling and resource estimation. The trenches were used to aid in the projection of the zones to surface, however, they were not used in the grade estimation procedures.

(iii) Statistical Analysis

Classical statistics were calculated and population distribution plots were created for the raw (mostly 1.5 m intervals) Au and Ag assays for the RC and core drillholes. WGM reviewed the data for all the assays (i.e., no cutoff), and the data using an assumed cutoff 0.50 g/t eq. Au, which is the cutoff used for the resource estimation (see below). This equates to a rough cutoff of approximately 0.30 g Au/t and 10 g Ag/t (at a 50:1 silver:gold ratio). The following table summarizes the results.

Classical Statistics for Raw Assays (at a cutoff of Au and Ag equating to 0.50 g/t Eq. Au)					
	Number of Samples	Arithmetic Mean	Standard Deviation	Maximum Assay	Coefficient Of Variation
Au at a 0.30 cutoff	2,824	1.72	3.6	70.13	2.1
Ag at a 10 g/t cutoff	3,132	68	156.7	3020	2.3

In both cases, the arithmetic mean of the Au and Ag samples above the nominal cutoff slightly over-estimated the overall average grade of the deposit estimated from the cross sections. This could be accounted for a combination of factors, including:

- small amounts of internal waste being incorporated during the sectional interpretation of the zones;
- the exclusion of single high grade assays that were not used in the resource estimation; and,
- having either the gold or silver solely carrying the grade of the resource block.

The co-efficient of variation is low for both Au and Ag, giving additional confidence that the grade distribution is robust and the sample population is adequate so as not to introduce any major bias. WGM reviewed the statistics and cumulative frequency and probability plots of the raw assays and decided that cutting of high grades was not warranted.

(iv) Method of Estimation

Numerous zones have been identified on the Ocampo project, with the majority of work conducted (and resources defined) on the deposits on the PGR Trend. These four deposits contain approximately 75% of the tonnage and almost 70% of the contained equivalent ounces of Au. While WGM concentrated the audit on these main zones, all cross sections where resources are developed were looked at in varying amounts of detail.

Zone outlines (mineralized boundaries) were digitized by Gammon Lake in AutoCAD on cross sections using local geologic control. An external cutoff grade of 0.50 g/t Eq. Au was used for zone definitions. Equivalent Au was defined at a 50:1 (Ag:Au) ratio, using a gold price of $260/oz and a silver price of $5.20/oz. A minimum interval length of 2 samples (3.0 m) was required to produce an intersection that could be used to define a resource block. Up to 3 samples (4.6 m) of internal waste could be incorporated into the composite, as long as the next sample was above 0.50 g/t Eq. Au and the block grade exceeded the 0.50 g/t cutoff.

In general, the deposits are structurally controlled and have good continuity along strike and down dip. The zones are open at depth in most areas. WGM reviewed the zone interpretations on the cross sections and made adjustments with Gammon Lake personnel as necessary.

The digitized cross sectional outlines were divided into mineralized blocks, projecting half the distance to adjacent drillholes on each section and between sections. Intercept (block) grades for each drillhole were calculated as a length weighted average. Intercepts below cutoff, or that did not meet the minimum length criteria, were used to assure zone continuity and geometry, but were not used in the resource estimate. Surface and underground information was used to aid in the interpretation and configuration of the zones, but was not used for grade estimation.

Areas of the blocks were determined in AutoCAD and multiplied by the width of the block (i.e., the distance between sections) and an average specific gravity of 2.5 (for all rock types) to estimate tonnage. Tonnages and grades were estimated for each mineralized block on each section and tabulated.

As the audit was proceeding, WGM classified the blocks according to NI 43-101/CIM Standards. Blocks that were projected 25 m or less from any drillhole between cross sections and had data support on all four sides were categorized as a Measured Resource. Dip projections of these blocks were generally limited to 25 m. In some instances, dip projections of up to 50 m was allowed if the blocks were supported by deeper drilling on adjacent sections. The

of the mini-bulk sample results from the 1999 underground test mining program were used to further refine the San Juan-Balvanera average grade determination. The use of this higher cutoff resulted in slightly higher grades for both the Indicated and Inferred Resources. The following table summarizes the Inferred Resources.

Inferred Resources											
						Grade			Contained Ounces		
Deposit Area	Strike (m)	Width (m)	Depth (m)	Mineralized	Tonnes	Au (g/t)	Ag (g/t)	Eq. Au (g/t)*	Au	Ag	Eq. Au*
Plaza de Gallos – Refugio	1,300	20.0	100	50%	3,250,000	1.29	53	2.35	134,800	5,538,600	245,600
Picacho	650	20.0	100	50%	1,620,000	1.25	57	2.39	65,300	2,978,300	124,900
San Juan – Balvanera	700	3.2	100	50%	280,000	7.01	500	17.01	63,100	4,501,600	153,100
Aventurero	500	4.4	100	50%	280,000	4.40	265	9.70	38,900	2,343,200	85,800
Brenda Area	400	15.0	50	50%	370,000	1.21	56	2.33	14,500	677,900	28,100
Total					**5,800,000**	**1.70**	**86**	**3.42**	**316,600**	**16,039,600**	**637,500**

* Equivalent Au is based on a ratio of 50:1 silver:gold
Note:Numbers may not match due to rounding.

As an additional check, WGM generated composites for every hole in Gemcom, to confirm Gammon Lake's manual estimation. Differences were discussed and corrected, where necessary, and input into the AutoCAD-based spreadsheets.

Interpretation and Conclusions

Based on WGM's site visit, knowledge of the geology of the area and our interpretation of the data collected, the following conclusions can be made:

- The Ocampo area is a classic gold-silver epithermal district and, is classified as a pluton related adularia-sericite system. Gold-silver mineralization is structurally controlled by N, WNW, NW, NE and EW striking structures. Mineralization is present over an elevation range of at least 700 m and can be sub-divided into the PGR Trend and the NE Area.

- Work to date has demonstrated that the Ocampo district has significant potential. Gammon Lake has consolidated the land holdings and currently owns, or has options to purchase, 100% interest in the properties with significant historic production and exploration potential. The number of holes intersecting economically interesting mineralization to total holes drilled is very good and is a reflection of the quality of the property.

- WGM has confirmed the resource estimates that were prepared by Gammon Lake and has classified the resources according to NI 43-101 guidelines and the CIM Standards definitions. The summary of the resources of the Ocampo Project is provided in the table below.

Ocampo Gold-Silver Project Summary of Measured and Indicated Resources				
Category	Tonnes	Grade		
		Au (g/t)	Ag (g/t)	Eq. Au (g/t)*
Measured	7,671,000	1.40	67	2.75
Indicated	14,019,000	1.46	51	2.48
Total Measured and Indicated	21,690,000	1.44	57	2.58
Total Inferred	5,800,000	1.70	86	3.42

* Equivalent Au is based on a ratio of 50:1 silver:gold

- Drilling to date totals approximately 39,785 m in 310 holes and has been completed on 30 targets. The ongoing mapping and sampling work has defined additional drill targets. Drilling has established continuity in the mineralization both along strike and down dip on numerous targets. A significant portion of the defined resources may be amenable to open pit-heap leach mining techniques.

- The four main deposits in the PGR Trend lie within a contiguous zone of alteration and mineralization, which stretches along strike for over three km, and contain approximately 75% of the tonnage and almost 70% of the contained equivalent ounces of Au. Gold and silver are of equal economic importance at Ocampo.

- The structures hosting potentially economic gold and silver mineralization are composed of a core of quartz breccia surrounded by varying degrees of quartz stockworks. In some areas, such as Plaza de Gallos and Refugio, this mineralization can exceed 50 m in true thickness. The combined thickness of the quartz breccia-stockwork zones can be in excess of 75 m.

- Gold-silver mineralization in the PGR Trend and the NE Area is a low-sulphidation quartz-adularia type. The northwest portion of the property exhibits alteration, mineralization and geochemistry characteristics typical of a high-sulphidation quartz-enargite type. Rhyolite and dacite host rocks in this area indicate that this mineralization is stratigraphically lower, suggesting that the potential for high-sulphidation style mineralization may be present beneath or adjacent to the known mineralization in the PGR Trend and the NE Area.

- WGM is satisfied that Gammon Lake's logging, sampling and storage procedures for core and RC chips were done in a professional manner and are in accordance with standard industry practice. The project database is well organized and the results of the data collaboration work and check assays are within acceptable analytical variation.

- Gammon Lake's twinning of the RC drilling with the core drilling shows that there is no appreciable difference between the two drilling methods and that either method is suitable to determine the grade of the deposit.

- The preliminary testwork completed to date on the Ocampo deposit indicates a free milling ore that will be amenable to conventional milling or heap leaching. To support an economic analysis of the options and define the ultimate process route for the project, further metallurgical work will be required.

- CAG is currently completing geostatistical studies and block model estimates for each deposit. This work to date indicates that additional drilling will be required at the Conico, Picacho and Brenda deposits. All the above information will be used for the generation of open pits and will be incorporated into a Preliminary Feasibility Study under the direction of WGM.

- The district is very large in terms of both the size and the number of mineralized structures, and extends for more than 7 km in length. Abundant silicification and alteration indicates that potential exists to the north of the main PGR Trend, where little exploration work has been conducted to date.

Recommendations

The following recommendations are made by WGM:

- Additional mapping and sampling should be conducted in areas where alteration is most intense to search for strike extensions of the presently known mineralization or for parallel structures.

- An integrated geological software package should be acquired in order to maintain and update the project database, and resource estimates, as work progresses.

- Any accessible workings should be mapped and sampled and accurate locations determined, as this will aid in the projection of the mineralization below the present limit of drilling and will help target deeper zones.

- Topographic coverage should be increased to encompass all areas known to contain alteration and mineralization.

- Additional drilling will be required at the Conico, Picacho and Brenda deposits. This should be done to close down the drill spacing to a nominal cross section spacing of 50 m, and an on section spacing of about 25 m. Further in-fill may be required at 25 m line spacing to upgrade resources to a Measured category. If possible, any core holes drilled should be sited with geotechnical considerations in mind (for pit-slope determinations) to maximize the benefits of the extra drilling costs.

- Core drilling, or finishing with core, is still recommended for any deep mineralization targeted from surface (and all underground holes) and in cases where detailed structural information is required.

- More screen fire analyses (metallics) should be undertaken on mineralized intervals from high grade intersections throughout the project to determine if coarse gold is present in certain areas.

- A program of specific gravity determinations is required to evaluate spatial variation (and rock type) in specific gravity.

- Additional mineralogical and petrographic studies should be undertaken.

- Additional metallurgical testwork (column tests) is needed to determine optimum reagent levels versus recovery and leach time; and to assess the viability of low cost, heap leach extraction methods.

- Preliminary slope stability studies have been favorable, however, geotechnical core drilling should be completed before finalizing slope angles for an open pit operation.

Feasibility Study Program and Budget

(a) General

Gammon Lake has proposed the following budget for the Feasibility Study and WGM has reviewed the budget and made modifications as necessary. The following program and budget outlines the work that must be completed in order to bring the Ocampo Project up to a Type 3 Feasibility Study level. Type 3 studies are generally suitable to determine feasibility and assist management in establishing an overall budget for the project. Financing is often arranged on the basis of a Type 3 estimate.

The Feasibility Study will be a co-operative effort between WGM and consulting metallurgists. WGM will be responsible for the resource/reserve estimation and mining sections of the study. Consulting metallurgists will complete the metallurgical testing, design of the overall processing plant, heap leach pad and tailings ponds and associated costs.

(b) Program Descriptions

To complete the Type 3 Feasibility Study, it will be necessary for a WGM geologist, mining engineer, and project manager to conduct a property site visit. Metallurgical personnel have already visited the site, however, an additional site visit may be required. The following descriptions outline the scope of work to be completed by metallurgists and WGM and the budget is summarized in the following section.

(i) Metallurgical Testing

The following summarizes the scope of work for the consulting metallurgist's metallurgical test program:

1. *Acid Base Accounting Tests* - Acid base accounting tests will be completed on selected samples. A crushed 200 g portion will be split out and pulverized to 80% minus 200 mesh-Tyler (0.075 mm) and will be

analyzed to determine the balance between acid producing and acid consuming components.

2. *Crushing Index* - Composite samples (one composite from each area of the deposit) will be submitted for Bond impact work index determination. This information will be compared with, and added to, the crushing index data already obtained for the Ocampo project.

3. *Specific Gravity* – Apparent bulk density tests will be conducted on samples selected from various rock types in the deposit. The values determined by this analysis will be compared with, and added to, the existing bulk density database.

4. *Leach Tests on Selected Material* – Composite samples will be utilized for bottle roll leach tests at a P_{80} of 0.075 mm. These bottle roll tests will be compared with other to examine the variability of the deposit to cyanide leaching.

5. *Column Leach Studies* – A series of column leach studies will be performed on bulk samples (combination of channel, pit and core material). The column leach tests will be completed over a 90-day test period at crushed sizes of P_{80} 4.75 mm and P_{80} 1.70 mm. Head assays and bottle roll leach tests will be completed on each of the bulk samples submitted. Head screen analyses with assays by size fraction will be completed on each column test feed sample. Tests to determine agglomeration requirements will be completed on representative splits of the column feed material, prior to initiating the leach tests.

Major items to be identified during the column leach program include the following:

- Overall metal recoveries;

- Rate of metal extraction (days of leach as well as solution required to leach – tonnes solution per tonne of ore);

- Reagent consumption and or addition required (NaCN, $Ca(OH)_2$ and cement);

- Solution balance (moisture content before, during and after leaching);

- Analysis of trace constituents in solution (comparison of solutions from the initial and final stages of leaching) and examination of deleterious components with regard to final solution processing (Merrill-Crowe Processing);

- Copper production;

- Mercury production;

- Apparent bulk density of material prior to and during leaching; and,

- Tailings assay and metal extraction by size fraction (tailings material size analysis and assays by size fraction).

(ii) Metallurgical Processing and Design

The following summarizes the scope of work for the consulting metallurgist's processing and design work:

- Review of previous studies and project data;

- Review of project metallurgical data and direction of any supplemental testwork required;

- Identification of key geologic characteristics of the ore which may affect processing alternatives or production options;
- Review of site specific developmental and infrastructure data;
- Optimization of the location of site facilities in relation to the mine and to area infrastructure. Important infrastructure items such as site access roads, offices, shops, warehouses, laboratory, staff accommodations, medical facilities and power and water will be included;
- Development of applicable ore processing methods and projected rates of recovery and the use of testwork results to develop the appropriate process design criteria for the project;
- Development of the flowsheet, process equipment sizing, and process operating schedule;
- Preparation of feasibility level leach pad and pond designs;
- Evaluation of static and seismic ore heap and pond embankment stability;
- Development of project water balances for the determination of supply requirements and for environmental design;
- Projection of salaried and hourly personnel requirements for areas within KCA's scope of work;
- Estimation of project operating and capital cost requirements for areas within KCA's scope;
- Development of a project metal production schedule; and,
- General and administrative capital and operating costs.

(iii) WGM Reserve Estimation and Mine Design

The following summarizes the scope of work for WGM's reserve estimation and mine design program.

The resources at the Ocampo Project are presently estimated by a standard cross sectional technique in AutoCAD, and have been audited by WGM. In order to complete a open pit design, WGM must:

- import the existing block model into Gemcom;
- update the block model, where necessary, to reflect additional data or new geological interpretations;
- complete a detailed geostatistical analysis;
- finalize cut-off grades, specific gravities, cutting factors (if required) and block sizes;
- once the block model resource is completed, it will be compared to the cross sectional estimates; and,
- classify the resources according to NI 43-101 guidelines and the CIM Standards definitions.

Only deposits in the PGR Trend and Picacho will be used in the initial mine design.

The final resource and preliminary operating cost estimates will be used as a basis for the reserve estimate and mining study. WGM will carry out preliminary open-pit optimizations using Whittle 4-X software to determine the

optimum pit shell through sensitivity analysis. The pit shell will be based on various economic and technical parameters, which are driven by a combination of economics and corporate decisions. This may also aid, in a preliminary fashion, the determination of where the boundary between the open pit and possible underground mining is located.

Using the optimum pit shell, the following will be produced:

- a detailed pit design, including benches, berms and haul roads;
- a mine production schedule for various periods and the life of mine;
- during the schedule development, the possibility of sequencing the pit into phases and the stockpiling of low-grade material in an effort to improve the cash flow early in the project, will be explored; and,
- pit and dump plans that represent the mining progress at the end of various scheduled periods, ie., pre-production stripping, annual mine plans and end of mine life.

During the course of the open pit design, an estimate of the mine equipment fleet and associated costs will be completed. This will include:

- production and performance optimization studies to detail load and haul equipment sizing/matching to meet production scenarios;
- capital and operating costs will be prepared to the intended level of accuracy of the study;
- capital cost estimates will be prepared for the major pieces of equipment using price quotations received from suppliers;
- drilling requirements will be based on estimated penetration rates, blast patterns and productivity rates; and,
- ancillary equipment requirements will be factored, based on WGM's experience at other similar open pit mining operations or obtained from an in-house database.

Once the size of the equipment fleet has been estimated, personnel requirements will be addressed and a comprehensive manpower estimate will be prepared and used to estimate labour costs. WGM will attempt to obtain local rates for wages and supplies, whenever possible, for use in preparing a mine operating cost estimate.

An economic analysis of the project will be prepared using the detailed production schedule. From the revenues thus determined and the capital and operating costs previously estimated, detailed cash flows will be completed, on an after-tax stand-alone project basis. If so requested, WGM will review the impact of various financing options, in addition to normal sensitivity analyses. WGM will use the Discounted Cash Flow approach in its evaluation of the Ocampo project.

(c) Program Budget

The following table summarizes the budget for the above work program. This budget will bring the project up to a Type 3 Feasibility Study level.

Ocampo Gold-Silver Project - Type 3 Feasibility Study Budget				
Description				Cost (C$)
PHASE 1 - DRILLING AND METALLURGY				

Drilling	Holes	Metres	Unit Cost	
Condemnation Holes	7	525	45	24,000
		Samples	**Unit Cost**	
		175	20	4,000
Pad and Road Building				10,000
Subtotal Drilling				$38,000
Metallurgy				
Crushing Tests				3,000
Specific Gravity Determinations				3,000
Ore Characterization Bottle Roll Tests		**Tests**	**Unit Cost**	
		25	380	10,000
15 Bulk Samples - 2 Holes per Sample	**Number**	**Metres**	**Unit Cost**	
RC Precollar Holes	30	2250	45	101,000
Core Holes	30	800	150	120,000
Column Tests (including agglomeration) - 2 Sizes per Sample		**Tests**	**Unit Cost**	
		30	6000	180,000
Waste Rock Characterization (Acid - Base Accounting)		20	145	3,000
Subtotal Metallurgy				***$420,000***
SUBTOTAL PHASE 1				**$458,000**
PHASE 2 - TYPE 2 FEASIBILITY DOCUMENT				
Processing Plant, Pad and Pond Design, Capital and Operating Costs				
New Topo				8,000
Pad and Pond Design and Costs				75,000
Plant Design and Costs				15,000
Crusher Design and Capital Costs				15,000
Overall Processing Site Layout				8,000
Process Operating Costs				15,000
Subtotal Processing and Pads/Ponds				***$136,000***
Reserve Study and Mine Plan				
Block Model				30,000
Site Visits				20,000
Preliminary Pit Design and Reserves				10,000
Haul Road and Waste Dump Design				10,000
Equipment Sizing, Capital and Operating Cost Determination				10,000
Final Reserve Estimation and Production Schedule				20,000

Financial Analysis					10,000
Subtotal Reserves and Mining					***$110,000***
Hydrologic and Process Water Assessment Report					**15,000**
Feasibility Report Preparation					**25,000**
WGM Management Fee					**30,000**
SUBTOTAL PHASE 2					**$316,000**
SITE EXPENSES			**Months**	**$/Month**	
Gammon Lake Personnel					
Field Geologist			2	4200	8,000
Labour			2	2000	4,000
Subtotal Direct Personnel Costs					$12,000
Field Expenses	**Units**	**Days**	**Months**	**$/Day**	
Vehicles	1	30	2	75	5,000
Food and Living Expenses	1	30	2	30	2,000
Supplies and Expenses					5,000
Subtotal Field Expenses					***$12,000***
SUBTOTAL SITE EXPENSES					**$24,000**
SUBTOTAL FOR TYPE 2 FEASIBILITY STUDY					**$798,000**
Contigency (10%)					80,000
TOTAL FOR TYPE 2 FEASIBILITY STUDY					**$878,000**
PHASE 3 FOR TYPE 3 FEASIBILITY STUDY (including mine permit document)					**$375,000**
GRAND TOTAL TYPE 3 FEASIBILITY STUDY					**$1, 253,000**

Santa Maria and La Cuesta Claims

The Corporation has a 100% interest and a 90% interest, respectively, in two mineral claims, referred to herein as the "La Cuesta Claim" and the "Santa Maria Claim" located in the municipality of Chinipas in the State of Chihuahua, Mexico. The La Cuesta Claim, and the Santa Maria Claim cover an area of 150 hectares (approximately 370.5 acres) and 40 hectares (approximately 98.8 acres), respectively. Pursuant to the terms of the agreement by which these Mexican properties were acquired, the vendor received 1,500,000 Common Shares of the Corporation. The purchase agreement contained certain escrow requirements for the vendor and certain expenditure requirements by the Corporation, all of which have been waived.

Location and Access

The Santa Maria and La Cuesta Claims are located in the southwestern part of the State of Chihuahua, Mexico. The project areas are accessible via paved roads to the town of Alamos, Mexico. From this town, a single-lane dirt road passes through the Sierra Madre Mountains to the Santa Maria Property, a distance of approximately 100 kilometres.

The Santa Maria showing is located in a deep river valley, accessible by a narrow path 500 metres beyond the road. The La Cuesta Claim is located ten kilometres north of the town of Guadelupe Victoria and approximately fifteen kilometres east of the Santa Maria Claim and is only accessible by horse.

Regional Geology

The Sierra Madre Occidental province is a volcanic plateau that parallels the West Coast of Mexico, having a north-northwest trend with elevations of 3,000 metres and a width of 200-300 kilometres. Two major volcanic sequences and several classes of mineral deposits have been identified within the mountains and are being actively explored by many companies. Fissure and stockwork style quartz veins are the most common and economically significant types of mineral deposit in this area. The lower volcanic sequence consists of andesites and minor rhyolites and is generally Late Cretaceous to Eocene in age. The younger volcanic sequence which overlies the older volcanics is composed of rhyodacite to rhyolitic ignimbrites and is Tertiary in age. Fissure and stockwork quartz vein hosted precious metal mineralization occurs in numerous districts but is generally confined to the lower volcanic sequence. Disseminated mineralization also occurs within the surrounding host volcanic, associated with hydrothermal alteration caused by the fissure vein intrusion.

Current Exploration Results

The quartz stockwork hosted gold and silver mineralization at the Santa Maria Claim is well exposed in the Main Zone area. Intervals of more than five metres have returned ore grade values of both gold and silver. Additional mineralization exposed along the extension of the Main Zone at the Amethyst and Scorpion zones has returned high gold and silver values in addition to significant base metal mineralization. The presence of similar mineralization for over 300 metres east and west of the Main Zone suggests excellent potential for the development of a larger strike length. The extent of the currently outlined mineralization is generally a result of the confining nature of the deep river valley and the limited regional focus. For this reason, the true width of the Main Zone cannot be determined.

The Santa Maria property offers potential for the development of significant amounts of high grade gold and silver mineralization. The presence of lead and zinc mineralization suggests the possibility of base metal zones, typical of stockwork type mineral deposits. Further work is necessary in order to investigate the continuity of the outlined zones. Good potential exists to extend the strike length of the currently outlined zone to over one kilometre. Detailed mapping of the area is required in order to determine the relationship of all outlined zones. Diamond drilling of the Main Zone mineralization to test the down dip extension of the zone is also proposed. Significant potential also exists to increase the strike and dip extent of the high-grade intercepts at the Main Zone with a limited number of drill holes. The presence of lead and zinc may also suggest the possible vertical zonation of precious and base metal mineralization which can be tested with these drill holes.

The zone tested during the Corporation's initial visits to the La Cuesta property exposed at the old workings and steep cliffs and overburden in the area limit the available exposure. The gold and silver values returned from mineralized host volcanics suggest good potential for the development of a larger mineralized zone. Significant alteration was noted in the area, including a zone approximately one kilometre from the old workings. This zone was not investigated during this visit, however, gold and silver have been reported at this location.

Additional field work is recommended on the La Cuesta property in order to fully evaluate the extent of the high grade gold and silver values. Further work should concentrate on a systematic evaluation of the area including the alteration zone noted one kilometre away. The flat lying nature of the vein and the steep slopes suggest that mapping along the contour slope may be the most effective way of assessing the claims. Favourable results would warrant diamond drilling to test continuity of the zone within the mountain.

No substantive work is planned on the Santa Maria and La Cuesta properties as the Corporation has placed primary emphasis on the exploration of its Ocampo Project. See"Gammon Lake Resources Inc. - Mineral Properties - Mineral Claims in the State of Chihua, Mexico - Ocampo Project".

USE OF PROCEEDS

The Corporation will not receive any cash proceeds from the issue of the Units upon exercise of the Special Warrants. The net proceeds from the Special Warrant Offering, after deducting Northern's fee ($82,160) and the expenses of the Special Warrant Offering ($125,000), were $819,840. The Corporation intends to use the net proceeds of the Special Warrant Offering to commence a feasibility study program on the Corporation's Ocampo Project, as follows: (i) as to $458,000 for drilling and metallurgical work in a Phase 1 Program as specified in "Ocampo Project - Feasibility Study Program and Budget"; and (ii) as to $361,840 for processing plant, pad and pond design, reserve estimation and mining plan, capital and operating costs to substantially complete a Phase 2 Program as specified in "Ocampo Project - Feasibility Study Program and Budget". Working capital on hand will be used to complete the Phase 2 Program and a Phase 3 Program for the preparation of mine permitting documentation as specified in "Ocampo Project - Feasibility Study Program and Budget". After completion of the Phase 3 Program, the Corporation will require additional funds for working capital. See "Management's Discussion and Analysis - Outlook" and "Risk Factors". The Corporation intends to spend the funds available to it as stated in this prospectus, however, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. Proceeds from any exercise of the Common Share Purchase Warrants, Compensation Warrants, Underwriter Units or Underwriter Warrants shall be applied to the Phase 3 Program described above and working capital. See "Plan of Distribution".

OFFICERS AND DIRECTORS

The management of the Corporation consists of six (6) executive officers and five (5) directors. The table presented below provides the names of and related information concerning each executive officer and director.

Name and Municipality of Residence	Office Held	Director Since (1)	Principal Occupation (2)	Number (%) of Shares Beneficially Owned Directly or Indirectly (3)
Bradley H. Langille (4) Halifax, Nova Scotia	Chief Executive Officer and Director	1998	Airline Pilot, Air Nova, a division of Air Canada Ltd., a national Canadian airline.	1,429,300 (6.9%)
Fred George Bedford, Nova Scotia	President and Director	1998	Same as "Office Held"	1,323,000 (6.4%)
Terence R.B. Donahoe Q.C. (4) Halifax, Nova Scotia	Chairman, Executive Vice-President and Director	1999	Same as "Office Held"	14,950 (0.1%)
Gregory K. Liller Tucson, Arizona	Vice-President, Exploration	--	Same as "Office Held"	Nil
Terence F. Coughlan Dartmouth, Nova Scotia	Vice-President, Operations and Director	1998	Geologist Consultant	398,300 (1.9%)
Andrew J. Miller Halifax, Nova Scotia	Chief Financial Officer	--	Chartered Accountant	Nil
Dale M. Hendrick (4) Toronto, Ontario	Director	2000	Geological Consultant	10,000 (0.1%)

Notes:

(1) All of the directors hold office until the close of the next annual meeting of shareholders of the Corporation or until their successors are duly elected or appointed.

(2) See biographical summaries below for descriptions of the occupations of the above-noted individuals within the past five years and for prior periods.

(3) The information as to shares beneficially owned or over which control or direction is exercised not being within the knowledge of the Corporation has been furnished by the respective officers and directors individually. The

percentage ownership is based on 20,680,066 issued and outstanding Common Shares as at October 31, 2001.

(4) Member of Audit Committee and Compensation Committee.

Bradley H. Langille

Mr. Langille is the founder of the Corporation and assembled the Corporation's first group of mineral claims. Between 1985 and 1990, Mr. Langille was Vice-President of Metro Insurance Services Limited, a medium-sized general insurance agency operating in Halifax, Nova Scotia. Prior to 1990, Mr. Langille operated a small wholesale and distribution business in Halifax. Since 1990, Mr. Langille has been employed as an airline pilot with Air Nova, a division of Air Canada Ltd. Mr. Langille studied geology at Saint Mary's University in Halifax and has prospected mineral properties for the past seven years. He has experience in mineral prospecting, exploration techniques, project management and negotiation of mineral acquisitions. Most notably, he has been instrumental in the exploration of disseminated gold in Nova Scotia. Mr. Langille resides in Halifax, and devotes sixty percent of his time to the operations of the Corporation.

Fred George

Mr. George has operated several retail business operations in Atlantic Canada since 1975 and has been the President of the New Release Video Ltd., a chain of retail stores, for the past 15 years. Mr. George has significant experience in international commodity trading including, among other things, as President of Sugar Loaf Spring Ltd. (a supplier to Wal-Mart USA) from 1994 to 1996. Mr George has more than fifteen years experience as a financial and business management consultant and is fluent in three languages. Mr. George devotes his full time to the affairs and operations of the Corporation.

Terence R. B. Donahoe Q.C.

Mr. Donahoe joined the Corporation in 1999, following a long career in public life in the Province of Nova Scotia. Between 1967 and 1978, Mr. Donahoe was a practising lawyer specializing in the field of family law. In 1978, Mr. Donahoe was elected to the Nova Scotia legislature and subsequently held a number of offices and portfolios in the government of Nova Scotia over an eighteen year period, including Leader of Her Majesty's Loyal Opposition, Interim Leader of the Progressive Conservative Party of the Province of Nova Scotia, Minister of Education, Attorney General, Minister of Labour, Chairman of Management Board, Minister of Tourism and Culture, and Minister of the Environment. Mr. Donahoe retired from politics in 1997 and was employed as a business consultant until 1999. Mr. Donahoe devotes seventy-five percent of his time to the affairs and operations of the Corporation.

Gregory K. Liller

Mr. Liller is a professional geologist with over 22 years experience in mineral exploration and mine development. He has a Bachelor of Science (Geology) degree from Western State College, Colorado. Active in Mexico since 1993, Mr. Liller served as exploration manager for a group of Canadian and Australian mining companies, including Santa Cruz Gold Inc. and Mogul Mining N.L. His major accomplishments during this period include overseeing the Lluvia de Oro gold mine, Sonora, Mexico, from initial exploration drilling through mine construction and managing the Magistral gold project from initial drilling through completion of a positive feasibility study. Mr. Liller devotes his full time to the affairs and operations of the Corporation.

Terence F. Coughlan

Mr. Coughlan is a geological consultant currently providing geological services to the Corporation. He has a Bachelor of Science (Geology) degree from Saint Mary's University, Halifax and has been actively prospecting for minerals since 1985.

Andrew J. Miller

Bradley H. Langille,	2001	61,731	Nil	Nil	150,000	Nil	Nil	Nil
Chief Executive	2000	43,269	Nil	Nil	Nil	Nil	Nil	Nil
Officer	1999	48,971	Nil	Nil	Nil	Nil	Nil	Nil
Fred George	2001	129,500	Nil	Nil	300,000	Nil	Nil	Nil
President	2000	80,000	Nil	Nil	Nil	Nil	Nil	Nil
	1999	83,077	Nil	Nil	Nil	Nil	Nil	Nil
Gregory K. Liller	2001	150,000	Nil	Nil	20,000	Nil	Nil	Nil
Vice-President,	2000	44,782	Nil	Nil	Nil	Nil	Nil	Nil
Exploration	1999	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) These amounts represent consulting fees paid to a consulting company associated with the Named Executive Officer.

(2) Options to purchase Common Shares granted pursuant to the Corporation's Stock Option Plan. See "Executive Compensation - Stock Option Plan".

(3) The aggregate value of all other compensation paid to the Named Executive Officers did not exceed $50,000 or 10% of the total of such officers' respective salary and bonus in any year.

Option Grants During the Twelve Months Ended July 31, 2001

The following table sets forth grants of options made to the Named Executive Officers under the Corporation's Stock Option Plan during the twelve months ended July 31, 2001. See "Executive Compensation - Stock Option Plan".

Name	**Options Granted (#)**	**Percentage of Total Options Granted in Fiscal Year (%)**	**Exercise Price ($/Share)**	**Market Value of Securities Underlying Options on Date of Grant ($/Share)** [1]	**Expiry Date**
Bradley H. Langille	150,000	21.7%	$1.50	$1.48	April 25, 2006
Fred George	300,000	43.4%	$1.50	$1.48	April 25, 2006
Gregory K. Liller	20,000	2.9%	$1.50	$1.48	April 25, 2006

Notes:

(1) Based on the closing price of the Common Shares on the Toronto Stock Exchange on the day preceding the date of grant of the options.

Aggregated Option Exercises During the Twelve Months Ended July 31, 2001 and Stock Option Values as at July 31, 2001

The following table sets forth information regarding the exercise of options held by the Named Executive Officers during the twelve months ended July 31, 2001 and the aggregate number of outstanding options held by the Named Executive Officers, all of which options were exercisable, and the value of such options, in each case as at July 31, 2001.

Name	**Securities Acquired on Exercise**	**Aggregate Value Realized**	**Unexercised Options as at July 31, 2001 Exercisable/ Unexercisable**	**Value of Unexercised in-the-Money Options as at July 31, 2001 Exercisable/ Unexercisable**
Bradley H. Langille	Nil	N/A	150,000/ Nil	Nil [1] / Nil
Fred George	Nil	N/A	300,000/Nil	Nil [1] / Nil

Gregory K. Liller	Nil	N/A	20,000/Nil	Nil [1] / Nil

Notes:

(1) Market value of underlying securities as at July 31, 2001 ($1.20) minus the exercise price of the options ($1.50 per share).

Compensation of Directors

Directors who are not executive officers of the Corporation are not currently paid any fees for their services as directors, however, such directors are entitled to receive compensation from the Corporation to the extent that they provide services to the Corporation other than in their capacity as directors of the Corporation. Any such compensation is based on rates that would be charged by such directors for similar services to arm's length parties. During the twelve months ended July 31, 2001, no such services were rendered and accordingly, no compensation was paid. The directors are, however, reimbursed for the expenses they incur to attend meetings of the Corporation.

Pension Plans

No pension or retirement benefit plans have been instituted by the Corporation and none are proposed at the present time.

Stock Option Plan

The Corporation has adopted a stock option plan (the "Stock Option Plan") for directors, officers, employees and consultants of the Corporation and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Common Shares of the Corporation by the persons who are primarily responsible for the management and profitable growth of the Corporation's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Corporation. A consultant is defined as an individual that is engaged by the Corporation, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Corporation's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

The Stock Option Plan is administered by the board of directors of the Corporation, who have the authority to determine, among other things, subject to the terms of the plan and the requirements of regulatory authorities having jurisdiction, the terms, limitations, restrictions and conditions respecting the grant of options thereunder.

The Stock Option Plan provides that the maximum number of Common Shares that may be reserved for all purposes under the plan shall be 2,500,000 Common Shares and that the maximum number of Common Shares that may be reserved for issuance to any one insider under the plan and any other share compensation arrangement may not exceed 5% of the issued and outstanding Common Shares at the time of grant (on a non-diluted basis). The plan also provides that the maximum number of Common Shares that may be reserved for issuance to insiders under the plan and any other share compensation arrangement shall not exceed 10% of the Common Shares outstanding at the time of grant (on a non-diluted basis) and the maximum number of Common Shares that may be issued to insiders under the plan or any other share compensation arrangement within a one-year period shall not exceed 10% of the Common Shares outstanding at the time of grant (on a non-diluted) basis.

The board of directors of the Corporation has the authority under the Stock Option Plan to establish the option price at the time each option is granted, which price shall not be less than market price of the Common Shares at the time of grant. Options granted under the Stock Option Plan are exercisable over a period not exceeding five (5) years from the date of grant, subject to earlier termination if the optionee ceases to be an eligible person by reason of termination of employment, retirement, disability or death. The options granted under the plan are not transferable or assignable other than by will or the laws of descent and distribution.

The Stock Option Plan allows the Corporation to make loans or provide guarantees for loans by financial institutions to assist eligible persons under the plan to purchase the Corporation's Common Shares upon the exercise of options granted thereunder. Any loan by the Corporation shall be full recourse to the eligible person to which such loan is made, and shall be secured by the Common Shares purchased with the proceeds of the loan and shall be at rates of interest, if any, and on such other terms as may be determined by the Corporation.

The following table sets forth details with respect to options to purchase Common Shares which are outstanding under the Stock Option Plan as at the date hereof:

Options to Acquire Common Shares

Holder	Date of Grant	Common Shares Under Option (#)	Exercise Price ($/share)	Expiry Date	Market Price on Date of Grant [2]
Executive Officers as a group (6 in total)	April 20, 1998 April 8, 1999 October 1, 1999 April 25, 2001 September 26, 2001 [1]	5,000 266,000 10,000 660,000 710,000	$0.75 $1.20 $2.00 $1.50 $0.50	April 20, 2003 April 8, 2004 October 1, 2004 April 25, 2006 September 26, 2006	$0.50 $1.20 $2.00 $1.48 $0.50
Directors who are not also executive officers, as a group (1 in total)	January 1, 2000 April 25, 2001 September 26, 2001 [1]	40,000 20,000 20,000	$2.40 $1.50 $0.50	January 31, 2005 April 25, 2006 September 26, 2006	$2.30 $1.48 $0.50
Employees (1 in total)	April 25, 2001 September 26, 2001 [1]	2,500 5,000	$1.50 $0.50	April 25, 2006 September 26, 2006	$1.48 $0.50
Consultants (2 in total)	April 25, 2001	8,000	$1.50	April 25, 2006	$1.48

Notes:
(1) These options are subject to shareholder approval at the next annual and special meeting of shareholders of the Corporation.
(2) Based on the closing price of the Common Shares on the Toronto Stock Exchange (from February 18, 2000 to the present date) or the Canadian Dealing Network (between May 26, 1998 and February 17, 2000) on the day preceding the date of grant of the options. The closing price of the Common Shares on October 31, 2001 on the Toronto Stock Exchange was $0.33.

DESCRIPTION OF SHARE CAPITAL

The Corporation's authorized capital consists of an unlimited number of common shares without nominal or par value, an unlimited number of Class A preferred shares and an unlimited number of Class B preferred shares. A total of 20,670,066 common shares are issued and outstanding as at October 31, 2001. There are no Class A or Class B preferred shares currently outstanding.

A total of 1,975,000 Special Warrants are outstanding and a total of 1,975,000 Common Shares and 1,975,000 Common Share Purchase Warrants are issuable in connection with the Special Warrant Offering. Each Special Warrant entitles the holder thereof, upon exercise or deemed exercise, to acquire, without additional payment or consideration, one Unit of the Corporation. Each Unit separates immediately upon issuance into one Common Share and one Common Share Purchase Warrant of the Corporation, subject to adjustment. In addition, a total of 197,500 Common Shares and 197,500 Common Share Purchase Warrants are issuable upon exercise of the Compensation Warrants and a total of 197,500 Common Shares are issuable upon exercise of the Common Share Purchase Warrants underlying the Compensation Warrants. See "Plan of Distribution".

In summary, a total of 5,785,937 Common Shares are reserved for issuance as follows:

(a) 2,500,000 Common Shares are reserved for the grant of options under the Corporation's Stock Option Plan. A total of 1,756,500 options are outstanding as at the date hereof. See "Executive Compensation - Stock Option Plan";

(b) 75,000 Common Shares are reserved for issuance upon exercise of an equal number of common share purchase warrants. Each whole common share purchase warrant is exercisable for one Common Share of the Corporation at a price of $2.30 per share until July 31, 2002. See "Consolidated Capitalization";

(c) 240,937 Common Shares are reserved for issuance upon exercise of an equal number of common share purchase warrants. Each whole common share purchase warrant is exercisable for one Common Share of the Corporation at a price of $2.50 per share until November 30, 2001. See "Consolidated Capitalization";

(d) 500,000 Common Shares are reserved for issuance upon exercise of an equal number of common share purchase warrants. Each whole common share purchase warrant is exercisable for one Common Share of the Corporation at a price of $6.50 per share until December 31, 2001. See "Consolidated Capitalization";

(e) 100,000 Common Shares are reserved for issuance upon exercise of an equal number of compensation warrants. Each whole compensation warrant is exercisable for one Common Share of the Corporation at a price of $5.50 per share until December 21,2001. See "Consolidated Capitalization";

(f) 1,975,000 Common Shares are reserved for issuance upon exercise of the Common Share Purchase Warrants. See "Plan of Distribution";

(g) 197,500 Common Shares are reserved for issuance upon exercise of the Compensation Warrants. See "Plan of Distribution"; and

(h) 197,500 Common Shares are reserved for issuance upon exercise of the Common Share Purchase Warrants underlying the Compensation Warrants. See "Plan of Distribution".

Common Shares

Each common share ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of the Corporation and payment of dividends. The holders of common shares are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Corporation out of funds legally available therefor and to receive pro rata the remaining property of the Corporation on dissolution. The holders of common shares have no pre-emptive or conversion rights. The rights attaching to the common shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Class A and Class B Preferred Shares

The Class A and Class B preferred shares are non-cumulative, non-participating, non-voting and redeemable at their paid-in value. Dividends on the Class A and Class B preferred shares are determined by the board of directors and are not to exceed 12% in the case of the Class A preferred shares and 13% in the case of the Class B preferred shares. The Class A and Class B preferred shares are entitled to preference over the Common Shares and any other shares of the Corporation ranking junior to the Class A and Class B preferred shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation. Any amendment to the articles of the Corporation to vary any rights, privileges, restrictions or conditions attaching to the

Class A or Class B preferred shares must, in addition to authorization by special resolution, be authorized by at least two-thirds of the votes cast at a meeting of holders of Class A or Class B preferred shares duly called for such purpose, each holder being entitled to one vote for each preferred share held.

Special Warrants

Each Special Warrant is exercisable for one Unit of the Corporation, without any additional payment, at any time on or before 5:00 p.m. (Toronto time) on the earlier of the Special Warrant Qualification Date and the Special Warrant Expiry Date. All Special Warrants that are not exercised on or before 5:00 p.m. (Toronto time) on the Special Warrant Expiry Date will be deemed to be exercised immediately before such time. In the event that the Special Warrant Qualification Date does not occur on or before , 2002, each holder of Special Warrants shall thereafter become entitled to acquire 1.065 Common Shares (instead of one Common Share) and 1.065 Common Share Purchase Warrants (instead of one Common Share Purchase Warrant) in respect of each Special Warrant exercised. See "Plan of Distribution".

Common Share Purchase Warrants

Each whole Common Share Purchase Warrant entitles the holder to purchase one Common Share at a price of $0.65 per share at any time prior to 5:00 p.m. (Toronto time) on the Common Share Purchase Warrant Expiry Date. See "Plan of Distribution".

All common share purchase warrants of the Corporation are issued in registered form and contain, among other things, provisions adjusting the number and price of common shares that may be purchased under their terms upon the occurrence of certain events, including any subdivision or consolidation of the Common Shares, the payment of certain distributions on Common Shares, any merger of the Corporation with or into any other corporation, or the sale, conveyance, lease or transfer by the Corporation of all or substantially all of its assets. The common share purchase warrants as such do not entitle the holders thereof to any rights whatsoever as a shareholder of the Corporation. The foregoing statements are qualified by the detailed provisions contained in the certificates representing common share purchase warrants issued by the Corporation.

Compensation Warrants

Each Compensation Warrant shall entitle Northern to purchase one Unit, each Unit consisting of one Common Share and one Common Share Purchase Warrant of the Corporation, at any time commencing on the date of issuance of the Compensation Warrants and continuing up to the Compensation Warrants Time of Expiry on payment of the Compensation Warrant Exercise Price. See "Plan of Distribution".

The Compensation Warrants are issued in registered form. The Compensation Warrants contain, among other things, provisions adjusting the number and price of Common Shares that may be purchased pursuant to any exercise of the Compensation Warrants upon the occurrence of certain events, including any subdivision or consolidation of the Common Shares, the payment of certain distributions on Common Shares, any merger of the Corporation with or into any corporation, or the sale, conveyance, lease or transfer by the Corporation of all or substantially all of its assets. The Compensation Warrants, as such, do not entitle the holders thereof to any rights whatsoever as a shareholder of the Corporation. The foregoing statements are qualified by the detailed provisions of the certificates representing the Compensation Warrants issued by the Corporation.

CONSOLIDATED CAPITALIZATION

Designation of Security	**Authorized**	**Outstanding as at July 31, 2001** (audited)	**Outstanding as at October 31, 2001 before giving effect to the exercise of the Special Warrants** (unaudited)	**Outstanding as at October 31, 2001 after giving effect to the exercise of the Special Warrants** [1] (unaudited)
Debt	--	$nil [2]	$nil [2]	$nil [2]

Equity				
Common Shares [3]	Unlimited	$27,525,823 (20,680,066 Common Shares)	$27,525,823 (20,680,066 Common Shares)	$28,345,663 [4] (22,655,066 Common Shares)
Special Warrants	1,975,000	$nil	$819,840 [4] (1,975,000 Special Warrants)	$nil
Deficit [2]	--	$(3,894,033)	$(3,894,033)	$(3,894,033)
Total Capitalization	--	$23,631,790	$24,451,630	$24,451,630

Notes:

(1) After giving effect to the issue of 1,975,000 Units upon exercise of the Special Warrants.

(2) As at July 31, 2001.

(3) Following the exercise of the Special Warrants, a total of 22,655,066 Common Shares will be issued and outstanding. In addition, the following Common Shares are subject to issuance: (i) 2,500,000 Common Shares reserved for the grant of options under the terms of the Corporation's Stock Option Plan. A total of 1,756,500 options are outstanding as at the date hereof. See "Executive Compensation - Stock Option Plan"; (ii) 75,000 Common Shares issuable upon exercise of an equal number of common share purchase warrants. Each whole common share purchase warrant is exercisable for one Common Share of the Corporation at a price of $2.30 per share until July 31, 2002. See "Description of Share Capital"; (iii) 240,937 Common Shares issuable upon exercise of an equal number of common share purchase warrants. Each whole common share purchase warrant is exercisable for one Common Share of the Corporation at a price of $2.50 per share until November 30, 2001. See "Description of Share Capital"; (iv) 500,000 common shares issuable upon exercise of an equal number of common share purchase warrants. Each whole common share purchase warrant is exercisable for one Common Share of the Corporation at a price of $6.50 per share until December 31, 2001. See "Description of Share Capital; (v) 100,000 common shares issuable upon exercise of an equal number of compensation warrants. Each whole compensation warrant is exercisable for one Common Share of the Corporation at a price of $5.50 per share until December 21, 2001. See "Description of Share Capital"; (vi) 1,975,000 Common Shares issuable upon exercise of the Common Share Purchase Warrants. See "Plan of Distribution"; (vii) 197,500 Common Shares issuable upon exercise of the Compensation Warrants; and (viii) 197,500 Common Shares issuable upon exercise of the Common Share Purchase Warrants underlying the Compensation Warrants. See "Plan of Distribution".

(4) After deducting Northern's fee ($82,160) and the expenses of the offering ($125,000).

PRIOR SALES

The following table contains details of the prior sales of securities of the Corporation, other than the Special Warrants and the Compensation Warrants, the underlying securities of which are qualified by this prospectus, within the past twelve months:

Date of Issue	Method of Sale	Number and Class of Securities	Price per Security
January 6, 2001	Acquisition	1,000,000 Common Shares [1]	$1.30

Notes:

(1) Issued to Minera Fuerte in connection with the acquisition of a 60% interest in the Ocampo Project, under the terms of the Minera Fuerte Joint Venture Agreement. See "Gammon Lake Resources Inc. - Description of Business - Ocampo Project - Minera Fuerte Joint Venture".

PRINCIPAL HOLDERS OF SECURITIES

As at the date hereof, there is no person who is known to the Corporation, or its directors or officers, to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying 10% or more of the voting rights attached to the issued and outstanding Common Shares of the Corporation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the Corporation's financial condition and results of operations should be read in conjunction with the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2001, 2000 and 1999 and the accompanying notes included as part of this prospectus.

Overview

The following discussion and analysis provides a summary of selected audited consolidated financial information for the twelve months ended July 31, 2001, 2000 and 1999, and includes financial information relating to the Corporation, as well as its direct and indirect wholly-owned subsidiaries, Gammon Lake Nova Scotia, Gammon Lake Mexico and Gammon Lake Barbados.

The Corporation's exploration activities are at an early stage, and it has not yet been determined whether its properties contain recoverable ore. As a result, the Corporation has no current sources of revenue other than interest earned on cash and short-term and money market instruments, all of which were derived from issuances of share capital.

Selected Consolidated Financial Information

Annual Information

Twelve Months Ended July 31, 2001, 2000 and 1999

(a) *Consolidated Balance Sheet Data*

	2001 ($)	2000 ($)	1999 ($)
Working capital	1,838,232 [1]	2,788,051	1,001,230
Current Assets	2,021,138 [1]	3,059,323	1,196,030
Capital Assets	29,577	33,868	27,668
Mineral properties & related deferred costs	22,583,821	11,713,818	2,822,058
Current Liabilities	182,906	271,272	194,800
Shareholder's Equity	24,451,630 [1]	14,535,737	3,850,956

(b) *Consolidated Statement of Loss and Deficit Data*

	2001 ($)	2000 ($)	1999 ($)
Interest Income	108,703	133,646	13,809
Expenses	1,669,255	1,028,262	384,990
Losses	1,560,552	894,616	371,181
Write-down of Abandoned Mineral Properties	150,784	44,064	17,335
Net Loss	1,711,336	938,680	388,516
Net Loss (per share)	(.09)	(.06)	(.05)
Net Loss (per share, fully diluted) [2]	(.09)	(.06)	(.05)

Quarterly Information [3]

	Three Months Ended October 31, 2000 / 1999	Three Months Ended January 31, 2001 / 2000	Three Months Ended April 30, 2001 / 2000	Three Months Ended July 31, 2001 / 2000
Interest Income	$19,128 / $5,103	$50,649 / $9,897	$18,695 / $21,186	$20,231 / $97,460

Interest Income (per share)	$0.001 / $0.000	$0.003 / $0.001	$0.001 / $0.001	$0.001 / $0.006
Interest Income (per share, fully diluted)[2]	$0.001 / $0.000	$0.002 / $0.001	$0.001 / $0.001	$0.001 / $0.005
Net Loss	$279,583 / $147,981	$899,355 / $312,498	$337,727 / $302,189	$194,671 / $176,012
Net Loss (per share)	$(0.015) / $(0.013)	$(0.047) / $(0.021)	$(0.016) / $(0.019)	$(0.009)/ $(0.010)
Net Loss (per share, fully diluted)[2]	$(0.014) / $(0.011)	$(0.042) / $(0.017)	$(0.014) / $(0.017)	$(0.008) / $(0.009)

Notes:

(1) This is a pro forma presentation. Based on the audited consolidated financial statements for the twelve months ended July 31, 2001, working capital, current assets and shareholder's equity were $1,018,392, $1,201,298 and $23,631,790, respectively. The net proceeds from the Special Warrant Offering, in the amount of $819,840 after deduction from the gross proceeds ($1,027,000) of Northern's fee ($82,160) and the expenses of the offering ($125,000), were received after July 31, 2001 and, as such, are not reflected in the audited statements. The working capital, current assets and shareholder's equity information presented above has been adjusted to reflect the net proceeds from the Special Warrant Offering.

(2) Net loss per share on a fully diluted basis is the same as the net loss per share on an undiluted basis, as all factors are anti-dilutive.

(3) Quarterly information for the three months ended October 31, 1999 and 2000, six months ended January 31, 2000 and 2001, and nine months ended April 30, 2000 and 2001, was obtained from the Corporation's unaudited quarterly financial statements for these periods.

Results of Operations

Twelve Months Ended July 31, 2001

During this period, the Corporation earned income of $108,703 (2000 - $133,646), relating to interest on short-term investments. The Corporation incurred expenses of $1,669,255 (2000 - $1,028,262), of which $5,428 (2000 - $4,540) were due to amortization, $610,547 (2000 - $370,772) to general and administrative expenses, $36,000 (2000 - $36,000) to management fees, $947,027 (2000 - $552,728) to professional fees and $70,253 (2000 - $64,222) to wages and benefits. The Corporation's write-down of abandoned mineral properties and related deferred costs for the period totalled $150,784 (2000 - $44,064) and its net loss for the period was $1,711,336 (2000 - $938,680).

Twelve Months Ended July 31, 2000

During this period, the Corporation earned income of $133,646 (1999 - $13,809), relating to interest on short-term investments. The Corporation incurred expenses of $1,028,262 (1999 - $384,990), of which $4,540 (1999 - $3,184) were due to amortization, $370,772 (1999 - $179,262) to general and administrative expenses, $36,000 (1999 - $36,000) to management fees, $552,728 (1999 - $108,760) to professional fees and $64,222 (1999 - $57,784) to wages and benefits. The Corporation's write-down of abandoned mineral properties and related deferred costs for the period totalled $44,064 (1999 - $17,335) and its net loss for the period was $938,680 (1999 - $388,516).

Twelve Months Ended July 31, 1999

During this period, the Corporation earned income of $13,809 (1998 - $18,169), relating to interest on short-term investments. The Corporation incurred expenses of $384,990 (1998 - $704,473), of which $3,184 (1998 - $1,772) were due to amortization, $179,262 (1998 - $180 ,553) to general and administrative expenses, $36,000 (1998 - $65,115) to management fees, $108,760 (1998 - $397,962) to professional fees and $57,784 (1998 - $59,071) to wages and benefits. The Corporation's write-down of abandoned mineral properties and related deferred costs for the period totalled $17,335 (1998 - $Nil) and its net loss for the period was $388,516 (1998 - $686,304).

the terms of a rights offering completed on November 25, 1999. As at July 31, 2000, the Corporation had cash in the amount of $2,625,342 and working capital of $2,788,051.

During the twelve months ended July 31, 1999, the Corporation expended a total of $1,614,576 on exploration of its mineral claims in the State of Chihuahua, Mexico (Ocampo - $1,565,404; La Cuesta and Santa Maria - $49,172) and $10,281 on exploration of its mineral claims in the Province of Nova Scotia. The $1,614,576 of exploration expenditures allocated to the Ocampo Project during the period consisted of $964,576 for exploration work paid by cash outlay, and $650,000 for an arm's length property acquisition paid by the issuance of 500,000 shares valued at an average price of $1.30 per share. During this period, the Corporation raised gross proceeds of $738,638 by way of three separate private placements of units, comprised of 75,000 units at a price of $2.00 per unit, 107,143 units at a price of $1.40 per unit and 250,125 units at a price of $2.00 per unit, respectively. The net proceeds from the issuance of the units were used by the Corporation to fund its mineral exploration program on the Ocampo Project and for general corporate purposes. During the period, the Corporation received $580,800 from the exercise of options for the purchase of 484,000 common shares under the terms of the Corporation's Stock Option Plan, as well as $289,320 from the exercise of 964,400 common share purchase warrants at a price of $0.30 per common share. During the period, the Corporation also received $321,208 from the exercise of rights for the purchase of 247,083 common shares under the terms of a rights offering completed on December 14, 1998. As at July 31, 1999, the Corporation had cash in the amount of $1,129,652 and working capital of $1,001,230.

Outlook

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Corporation does not expect to receive significant income from any of the projects in the near term. The Corporation will require additional funds for working capital upon completion of the expenditures described in "Use of Proceeds". In the event that unanticipated business opportunities or expenditures arise prior to such time, the Corporation may require additional financing. The Corporation will also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Corporation's properties and the Corporation requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies or through a combination of the above.

There are no known deposits of commercial minerals on any of the mineral exploration properties of the Corporation and any activities of the Corporation thereon will constitute exploratory searches for minerals. See "Risk Factors".

PRICE RANGE AND TRADING VOLUME

The Common Shares of the Corporation have been listed and posted for trading on the Toronto Stock Exchange (the "TSE") since February 18, 2000, under the trading symbol "GAM". Between May 26, 1998 and February 17, 2000, the Common Shares of the Corporation were quoted for trading on the Canadian Dealing Network Inc. ("CDN") under the trading symbol "GAML". On October 10, 2001, the last trading day prior to entering into the Underwriting Agreement, the closing price of the Common Shares on the TSE was $0.60 per share. On October 31, 2001, the closing price of the Common Shares on the TSE was $0.33 per share. The following table sets forth the high, low, closing prices and trading volume of the Common Shares as reported by the TSE or CDN, as applicable, for the periods indicated:

Period	High ($)	Low ($)	Volume
October 2001	0.65	0.32	707,597
September 2001	1.00	0.49	249,045
August 2001	1.20	0.55	421,970
Fourth Quarter 2001	1.60	1.00	1,050,260

Northern, and (ii) regulatory approval. If the Underwriter's Option is exercised, the sale of the Underwriter Units to the public will be qualified under this Prospectus.

U.S. Securities Legislation

None of the Special Warrants, Common Shares and Common Share Purchase Warrants issuable upon the exercise of Special Warrants have been or will be registered under the *United States Securities Act of 1933*, as amended (the "1933 Act").

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Corporation has any interest, directly or indirectly, in material transactions with the Corporation other than as follows:

1. During the year ended July 31, 2001, the Corporation paid a total of $482,831 (2000 - $239,069; 1999 - $127,242) to companies controlled by the directors of the Corporation for management fees, mineral property exploration expenditures, promotional fees and professional fees. See also, "Executive Compensation"; and

2. Directors and officers of the Corporation are entitled to hold management incentive stock options as described under, "Executive Compensation"; and

In general, see "Risk Factors - Conflicts of Interest".

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer of the Corporation or any associate or affiliate thereof is indebted to the Corporation as at the date hereof.

AUDITORS

The auditors of the Corporation are Grant Thornton LLP, Chartered Accountants, Suite 1100, Cogswell Tower, 2000 Barrington Street, Halifax, Nova Scotia, B3J 2P8.

TRANSFER AGENT AND REGISTRAR

The Corporation's transfer agent and registrar is Computershare Trust Company of Canada ("Computershare"). Computershare's register of transfers for the Corporation's Common Shares is located at 151 Front Street West, 8th Floor, Toronto, Ontario, M5J 2N1.

LEGAL MATTERS AND PROCEEDINGS

Certain legal matters relating to the securities qualified hereunder will be passed upon on behalf of the Corporation by Peterson & Company, Barristers & Solicitors, Toronto, Ontario and on behalf of Northern by Cassels Brock & Blackwell LLP, Barristers & Solicitors, Toronto, Ontario.

There are no legal proceedings involving the Corporation or its property as at the date of this prospectus and, to the best knowledge of management, no such proceedings are contemplated.

RISK FACTORS

An investment in the Special Warrants is speculative and involves numerous and significant risks. Prospective investors

The Corporation is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Corporation may become subject to liability for pollution, damage to life or property and other hazards of mineral exploration against which it or the operator if its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse effect on the financial position of the Corporation.

Environmental Protection

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety which may adversely affect the Corporation or require it to expend significant funds.

Capital Investment

The ability of the Corporation to continue exploration and development of its property interests, and to maintain its property interests and not forfeit such interests for non-payment of joint venture property payments, will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Corporation or that the terms of such financing will be favourable. Should the Corporation not be able to obtain such financing, its properties may be lost entirely. For the terms of the Corporation's joint venture property payments, see "Gammon Lake Resources Inc. - Description of Business - Ocampo Project". A summary of commitments pursuant to the Corporation's option and joint venture agreements are as follows:

Agreement	Consideration	Terms
Minera Fuerte Joint Venture Agreement	U.S. $211,526	Upon sale of Ocampo Project to a third party.
Soyopa Joint Venture Agreement	U.S. $225,000 U.S. $2,000,000 U.S. $4,525,000 U.S. $13,000,000 U.S. $1,000,000	On or before October 31, 2001. On or before April 24, 2003 (for exploration and pre-feasibility study). On or before April 24, 2003 (to acquire 49% interest in project). On or before April 24, 2003 (to acquire shares of Soyopa and remaining 51% interest in the project). Upon sale of Ocampo Project to a third party.

Conflicts of Interest

Certain of the directors of the Corporation also serve as directors of other companies involved in natural resource exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Corporation will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors declare, and refrain from voting on any matters in which such directors may have a conflict of interest.

Dependence on Key Personnel

The success of the Corporation is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel is strong. The Corporation considers Messrs. Bradley H. Langille and Fred George to be key employees and maintains life insurance in the amount of $1,000,000 on the lives of each of these officers. In order to attract and retain its key personnel, the Corporation has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of the Corporation's business, and through equity participation.

Lack of Active Market

There can be no assurance that an active market for the Common Shares of the Corporation will develop or

board of directors will review this policy from time to time having regard to the Corporation's financing requirements, financial condition and other factors considered to be relevant.

ESCROWED SECURITIES

Pursuant to an escrow agreement dated March 26, 1998 (the "First Escrow Agreement"), entered into between the Corporation, Montreal Trust Company (the "Trustee"), and Bradley H. Langille, Fred George, Burton A. Langille and Terence F. Coughlan (collectively, the "Escrowed Shareholders"), an aggregate of 2,460,900 common shares of the Corporation were placed in escrow with the Trustee. The First Escrow Agreement provides that the common shares subject to the escrow are to be released to the Escrowed Shareholders upon fulfilment of the following conditions: (i) 75,000 shares upon receipt of all necessary approvals under Quebec Securities Commission Policy Q-4 and completion of the acquisition of all of the issued and outstanding securities of Gammon Lake Resources Incorporated; (ii) 75,000 shares on each of the first four anniversaries of the acquisition for a combined total of 350,000 shares, provided the Corporation can demonstrate, to the satisfaction of the Quebec Securities Commission, geological progress on its mineral properties; (iii) 150,000 shares on discovery of an ore deposit; and (iv) the balance of the shares upon commencement of commercial operations on a property belonging in whole or in part to the Corporation. To date, the Quebec Securities Commission has authorized the release of 525,000 common shares from the First Escrow Agreement leaving a remaining balance of 1,935,900 common shares subject to the terms of the First Escrow Agreement.

Pursuant to an escrow agreement dated June 6, 1999 (the "Second Escrow Agreement"), entered into between the Corporation, Equity Transfer Services Inc. (the "Trustee") and Minera Fuerte, a total of 2,500,000 shares, representing all of the shares issuable to Minera Fuerte under the terms of the Minera Fuerte Joint Venture Agreement, are subject to escrow. The terms of the Second Escrow Agreement were imposed by the Ontario Securities Commission as a condition of approval of the joint venture.

Any release of the escrowed shares under the Second Escrow Agreement is subject to the consent of the Ontario Securities Commission and the following conditions:

(a) subject to the reserve requirements described below, the escrowed shares are eligible for release on the following dates: (i) 1,000,000 shares on June 6, 2000; (ii) 500,000 shares on July 6, 2000 and (iii) 1,000,000 shares on January 6, 2001;

(b) with respect to any escrowed shares which have been subject to escrow for the time periods specified above, 100,000 of such shares may be released from escrow for each 100,000 ounces of gold in the category of "Proven Ore" as defined by National Policy 2-A adopted by the Canadian Securities Administrators, which definition is as follows: "Proven Ore" or "measured ore" means that material for which tonnage is computed from dimensions revealed in outcrops or trenches or underground workings or drill holes and for which the grade is computed from the results of adequate sampling, and for which the sites for inspection, sampling and measurement are so spaced and the geological character so well defined that the size, shape and mineral content are established, and for which the computed tonnage and grade are judged to be accurate with limits which shall be stated and for which it shall be stated whether the tonnage and grade of proven ore or measured ore are 'in situ' or extractable, with the dilution factors shown, and reasons for the use of these dilution factors clearly explained; and

(c) for purposes of the foregoing, the determination of "Proven Ore" shall be made pursuant to a feasibility report prepared by an independent third party consulting firm of international repute which feasibility report is accepted by the Ontario Securities Commission for the purposes of consenting to any releases of escrowed shares under the agreement.

All of the 2,500,000 Common Shares that are subject to escrow have been issued to Minera Fuerte under the terms of the Minera Fuerte Joint Venture Agreement. However, none of the shares have been released from escrow as at the date hereof.

The following table provides additional information with respect to the Common Shares that are subject to the First Escrow Agreement and Second Escrow Agreement described above as at the date hereof:

Name of Escrowed Shareholder	Number of Common Shares Held in Escrow	Percentage (%) of Issued and Outstanding Common Shares (1)
Bradley H. Langille	779,506 (2)	3.7%
Fred George	786,664 (2)	3.8%
Burton A. Langille	78,664 (2)	0.3%
Terence F. Coughlan	291,606 (2)	1.4%
Minera Fuerte Mayo S.A. de C.V.	2,500,000 (3)	12.1%

Notes:

(1) Based on 20,680,066 issued and outstanding Common Shares as at October 31, 2001.

(2) In accordance with the terms of the First Escrow Agreement.

(3) In accordance with the terms of the Second Escrow Agreement.

PROMOTERS

Messrs. Bradley H. Langille, the Chief Executive Officer and a director of the Corporation, and Fred George, the President and a director of the Corporation, are the promoters of the Corporation by virtue of the initiative they have taken in founding and substantially reorganizing the business of the Corporation. Messrs. Langille and George hold 1,429,300 and 1,323,000 Common Shares of the Corporation, respectively, representing 6.9% and 6.4%, respectively, of the issued and outstanding Common Shares of the Corporation, based on 20,670,066 issued and outstanding Common Shares as at October 31, 2001.

DILUTION

After giving effect to the issue of 1,975,000 Common Shares upon exercise of the Special Warrants, the issue price of $0.52 paid per Special Warrant is less than the consolidated net tangible book value per Common Share as at July 31, 2001 by $0.56, representing a net tangible book value surplus factor of 107.6%, as indicated in the table below:

Dilution Information - Special Warrant Offering	
Price per Special Warrant	$0.52
Consolidated net tangible book value per Common Share before the sale and exercise of the Special Warrants	$1.14273
Decrease in consolidated net tangible book value per Common Share attributable to the sale and exercise of the Special Warrants	$0.06343
Consolidated net tangible book value per Common Share after giving effect to the sale and exercise of the Special Warrants.	$1.07930
Net tangible book value surplus (i.e. negative dilution) to subscribers	$0.55930
Percentage net tangible book value surplus (i.e. negative dilution) in relation to issue price	107.6%

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts which the Corporation has entered into, as at the date of this prospectus, which may reasonably be regarded as material are the following:

1. The Stock Option Plan. See "Executive Compensation - Stock Option Plan";

of rescission by reason of this prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of its Special Warrant but also of the private placement transaction pursuant to which the Special Warrant was initially acquired, and shall be entitled in connection with such rescission to a full refund of all consideration paid to the Corporation on the acquisition of the Special Warrant. In the event such holder is a permitted assignee of the interest of the original Special Warrant subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of Special Warrants under applicable securities legislation or otherwise at law and is subject to the defences, limitations and other provisions that may be contained therein.

Grant Thornton LLP
Chartered Accountants
Management Consultants
Canadian Member Firm of
Grant Thornton International

Grant Thornton

Auditors' Report

To the Directors of
Gammon Lake Resources Inc.

We have audited the consolidated balance sheets of Gammon Lake Resources Inc. as at July 31, 2001, 2000 and 1999 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these statements present fairly, in all material respects, the financial position of the Company as at July 31, 2001, 2000 and 1999, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Halifax, Nova Scotia
October 26, 2001

Chartered Accountants

P.O. Box 426
Suite 1100, Cogswell Tower
2000 Barrington Street
Halifax, NS B3J 2P8
Tel: (902) 421-1734
Fax: (902) 420-1068

Gammon Lake Resources Inc.
Consolidated Statements of Loss and Deficit

For the years ended July 31	**2001**	2000	1999
Interest income	**$ 108,703**	$ 133,646	$ 13,809
Expenses			
Amortization	**5,428**	4,540	3,184
General and administrative	**610,547**	370,772	179,262
Management fees	**36,000**	36,000	36,000
Professional fees	**947,027**	552,728	108,760
Wages and benefits	**70,253**	64,222	57,784
	1,669,255	1,028,262	384,990
Loss before other item	**1,560,552**	894,616	371,181
Write-off of abandoned mineral properties and related deferred costs (Note 4)	**150,784**	44,064	17,335
Net loss	**$ 1,711,336**	$ 938,680	$ 388,516
Deficit, beginning of year	**$ 2,182,697**	$ 1,244,017	$ 855,501
Net loss	**1,711,336**	938,680	388,516
Deficit, end of year	**$ 3,894,033**	$ 2,182,697	$ 1,244,017
Loss per share (Note 7)	**$ (.09)**	$ (.06)	$ (.05)

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Consolidated Balance Sheets

July 31	**2001**	2000	1999
Assets			
Current			
Cash and cash equivalents	**$ 469,915**	$ 2,625,342	$ 1,129,652
Commodiy taxes	**653,796**	335,331	16,526
Other	**76,930**	86,124	38,006
Prepaids	**657**	12,526	11,846
	1,201,298	3,059,323	1,196,030
Capital assets (Note 3)	**29,577**	33,868	27,668
Mineral properties and related deferred costs (Notes 1, 2, 4, and 5)	**22,583,821**	11,713,818	2,822,058
	$ 23,814,696	$ 14,807,009	$ 4,045,756
Liabilities			
Payables and accruals	**$ 182,906**	$ 271,272	$ 194,800
Shareholders' Equity			
Capital stock (Note 6)	**27,525,823**	16,718,434	5,094,973
Deficit	**(3,894,033)**	(2,182,697)	(1,244,017)
	23,631,790	14,535,737	3,850,956
	$ 23,814,696	$ 14,807,009	$ 4,045,756

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 5)
Subsequent events (Note 12)

On behalf of the Board

Sgd. "Fred George"
Director

Sgd. "Bradley H. Langille"
Director

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Consolidated Statements of Cash Flows

Years ended July 31	2001	2000	1999
Increase (decrease) in cash and cash equivalents			
Operating			
Net loss	$ (1,711,336)	$ (938,680)	$ (388,516)
Amortization	5,428	4,540	3,184
Write-off of abandoned mineral properties and related deferred costs	150,784	44,064	17,335
	(1,555,124)	(890,076)	(367,997)
Change in non-cash operating working capital (Note 8)	135,930	(167,791)	134,320
	(1,419,194)	(1,057,867)	(233,677)
Financing			
Net proceeds from issuance of capital stock	4,507,389	7,573,461	1,929,966
Investing			
Acquisition of capital assets	(1,137)	(10,740)	(21,496)
Expenditures on mineral properties and related deferred costs - net	(4,720,787)	(4,885,824)	(974,857)
Decrease (increase) in payables relating to mineral properties	(162,444)	231,850	-
Decrease in receivables relating to mineral properties	(359,254)	(355,190)	-
	(5,243,622)	(5,019,904)	(996,353)
Net (decrease) increase in cash and cash equivalents	(2,155,427)	1,495,690	699,936
Cash and cash equivalents			
Beginning of year	2,625,342	1,129,652	429,716
End of year	$ 469,915	$ 2,625,342	$ 1,129,652
Cash flow from operations per share	$ (0.07)	$ (0.07)	$ (0.03)

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

1. Nature of operations and going concern

property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

The Company is in the process of exploring and developing its various properties and has not yet determined the amount of reserves available in its properties.

Capital assets and amortization
Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the annual rate of 30% for computer equipment and 20% for exploration equipment and furniture and equipment.

Stock based compensation plans
The Company has a stock option plan which is described in Note 6. No compensation expense is recognized when options are granted. The consideration paid on exercise of options is credited to capital stock.

Foreign currency transactions
Monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Non-monetary assets and liabilities as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses adjustments are recognized in the period in which they occur.

Income taxes
Effective July 31, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The new method was applied retroactively but had no effect on previously reported losses.

Future site restoration and abandonment costs
Estimated costs of future site restoration and abandonments, net recoveries, will be provided for over the life of future proved reserves on a unit-of-production basis. An annual provision will be recorded as depletion and depreciation. As the Company has no proved reserves at its fiscal year end, no provision has been provided in the financial statements.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

3. Capital assets

July 31, 2001

	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 6,752	$ 3,700	$ 3,052
Exploration equipment	39,158	13,904	25,254
Furniture and equipment	2,957	1,686	1,271
	$ 48,867	$ 19,290	$ 29,577

July 31, 2000

	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 6,752	$ 2,392	$ 4,360
Exploration equipment	37,313	9,394	27,919
Furniture and equipment	2,957	1,368	1,589
	$ 47,022	$ 13,154	$ 33,868

July 31, 1999

	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 3,205	$ 1,285	$ 1,920
Exploration equipment	27,436	3,674	23,762
Furniture and equipment	2,957	971	1,986
	$ 33,598	$ 5,930	$ 27,668

4. Mineral properties and related deferred costs

Year ended July 31, 2001

	Balance July 31, 2000	Expenditures during the year	Write-offs	Balance July 31, 2001
Canada				
Harrigan Lake	$ 44,508	$ 1,280	$ 45,788	$ -
Lawrencetown	104,896	100	104,996	-
	149,404	1,380	150,784	-
Mexico				
La Cuesta and Santa Maria	1,063,448	-	-	1,063,448
Ocampo	10,500,966	11,019,407	-	21,520,373
	11,564,414	11,019,407	-	22,583,821
	$ 11,713,818	$ 11,020,787	$ 150,784	$ 22,583,821

During the year, the Company abandoned certain mineral properties and the related costs were written-off. During the year, $6,300,000 of expenditures related to the Ocampo property were incurred for non-cash share consideration.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

4. Mineral properties and related deferred costs (continued)

Year ended July 31, 2000

	Balance July 31, 1999	Expenditures during the year	Write-offs	Balance July 31, 2000
Canada				
Harrigan Lake	$ 44,508	$ -	$ -	$ 44,508
Lawrencetown	104,634	262	-	104,896
Mitchell Lake	35,633	-	(35,633)	-
New Brunswick	8,431	-	(8,431)	-
	193,206	262	(44,064)	149,404
Mexico				
La Cuesta and Santa Maria	1,063,448	-	-	1,063,448
Ocampo	1,565,404	8,935,562	-	10,500,966
	2,628,852	8,935,562	-	11,564,414
	$ 2,822,058	$ 8,935,824	$ (44,064)	$ 11,713,818

During the year, the Company abandoned certain mineral properties and the related costs were written off. During the year, $4,050,000 of expenditures related to the Ocampo property were incurred for non-cash share consideration.

Year ended July 31, 1999

	Balance July 31, 1998	Expenditures during the year	Write-offs	Balance July 31, 1999
Canada				
Badeck Brook	$ 665	$ -	$ (665)	$ -
Cross Lake	4,243	-	(4,243)	-
Harrigan Lake	39,552	4,956	-	44,508
Lawrencetown	101,777	2,857	-	104,634
Mitchell Lake	33,165	2,468	-	35,633
Moose River	135	-	(135)	-
New Brunswick	8,431	-		8,431
North Ogden	294	-	(294)	-
North Port	7,798	-	(7,798)	-
	196,060	10,281	(13,135)	193,206
Foreign				
Guyana	4,200	-	(4,200)	-
La Cuesta and Santa Maria, Mexico	1,014,276	49,172	-	1,063,448
Ocampo, Mexico	-	1,565,404	-	1,565,404
	1,018,476	1,614,576	(4,200)	2,628,852
	$ 1,214,536	$ 1,624,857	$ (17,335)	$ 2,822,058

During the year, the Company abandoned certain mineral properties and the related costs have been written off. During the year, $650,000 of expenditures related to the Ocampo property were incurred for non-cash share consideration.

5. **Commitments and contingencies**

Option and joint venture agreements

a) **Minera Fuerte Mayo, S.A. de C.V.**

On January 6, 1999 the Company's Mexican subsidiary, Gammon Lake de Mexico S.A. de C.V., entered into an option and joint venture agreement with Minera Fuerte Mayo S.A. de C.V. (Fuerte Mayo) respecting the Ocampo property providing for the grant of an option to the Company for the acquisition of a 60% interest in 17 mining claims held by Fuerte Mayo in Mexico and the formation of a joint venture between Fuerte Mayo and the Company. In return for acquisition of the option, the Company undertook to expend the sum of US $200,000 on drilling and mine development by July 6, 1999, committed to the issuance of 500,000 shares in the capital stock of the Company and make a payment of US $250,000 to Fuerte Mayo by June 6, 1999 in accordance with the terms of the agreement. The Company has since satisfied these commitments. The agreement also calls for the payment of a 40% Net Smelter Royalty to Fuerte Mayo during the term of the option agreement.

Upon fulfilment of the terms of the option agreement, the Company and Fuerte Mayo are to enter into a joint venture agreement with the Company participating as to 60% and Fuerte Mayo participating as to 40%. In consideration for the formation of the joint venture, the Company is to issue 2,000,000 common shares and make a payment of US $3,000,000 to Fuerte Mayo. The 40% Net Smelter Royalty payable to Fuerte Mayo expires with the establishment of the joint venture.

In April, 1999, the Company secured a right to earn the remaining 40% interest in the property. Under the terms of this agreement, to be eligible to acquire the additional interest, the Company must first fulfill the above conditions of the joint venture agreement. The Company can then acquire the additional interest after completing Cdn $1,000,000 of exploration which must include at least 5,000 meters of drilling and agreeing to pay US $5.00 per ounce of proven gold reserves.

In December, 1999, the Company renegotiated the cash payment obligations of the option and joint venture agreement with Fuerte Mayo. Pursuant to the terms of the renegotiated joint venture, the Comany will issue the remaining 2,000,000 shares and pay a total of US $1,009,000 rather than US $3,000,000, representing a net reduction in the cash payment obligation of US $1,991,000. The share issuance and revised cash payment schedule is as follows (the share issuance schedule has not been changed from that of the original agreement).

- 500,000 shares, which have been issued and US $309,500 which has been paid;
- US $500,000 payable in monthly instalments of US $20,000 commencing January 31, 2000, of which $288,474 has been paid;
- US $199,500 on or before February 1, 2000, which has been paid;
- 500,000 shares which were issued on July 6, 2000; and
- 1,000,000 shares which were issued on January 6, 2001.

On March 5, 2001, after payment of U.S. $26,000, the Company completed a renegotiation of its earlier option and joint venture agreement with Fuerte Mayo. The amendments extend the due date for a final payment of U.S. $211,526 to such future date as the Ocampo property is sold.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

5. Commitments and contingencies (continued)

b) Minerales de Soyopa, S.A. de C.V.

On February 8, 2000, the Company entered into an option and joint venture agreement with Minerales de Soyopa, S.A. de C.V. (Soyopa) respecting the Ocampo property providing the Company with the option to acquire a 49% ownership in 17 mining claims and for the formation of a joint venture between Soyopa and the Company. The option and joint venture agreement designates the Company as the project operator with exclusive authority to negotiate the sale or joint venture of the project or bring the project to production.

In return for the acquisition of the option, the Company has undertaken to complete a US $1,300,000 exploration and development program in the Soyopa lands on or before August 8, 2001 and pay US $5,000,000 to Soyopa. The first payment of US $500,000 was paid on March 31, 2000, the second payment of US $500,000 was due on February 5, 2001. The balance of the US $4,000,000 was payable on September 1, 2001. These payments have been restructured based on the modified agreement set out below.

On August 17, 2000, the Company entered into a letter of agreement with Minerales de Soyopa S.A. de C.V. which modified an earlier Joint Venture Agreement dated February 8, 2000 which provides the Company the option to acquire 100% of the title interests in the concessions through the purchase of 100% of the issued stock of Soyopa for U.S. $12,000,000 (Option Buy-Out Agreement).

In addition, the Company agreed to pay the remaining U.S. $4,500,000 due under the Joint Venture Agreement with Soyopa dated February 8, 2000 as follows:

- U.S. $500,000 upon execution of the Option Buy-Out Agreement;
- U.S. $250,000 on February 1, 2001, which has been paid;
- U.S. $3,750,000 no later than September 1, 2001.

On April 24, 2001, the Company and Minerales de Soyopa, S.A. de C.V. amended its earlier option and joint venture agreements. Under the renegotiated terms, the Company has undertaken to:

- complete U.S. $2,000,000 in the exploration, drilling and development of the Soyopa lands and finance a third party pre-feasibility study of the Ocampo project on or before April 24, 2003.

Additionally, the amended option and joint venture agreements with Soyopa provide for the following option and acquisition payments to be made by the Company to complete the transactions:

- U.S. $225,000 on September 1, 2001;
- U.S. $17,525,000 on April 24, 2003 to purchase all of the issued and outstanding shares of Soyopa and a 100% interest in the Concessions; provided that the Company has the option to pay Soyopa, at any time prior to April 24, 2003, the sum of U.S. $4,525,000 to complete the acquisition by the Company of a 49% interest in the Concessions and in that event the balance of U.S. $13,000,000 is payable to Soyopa by the Company on or before April 24, 2003 whereby the Company shall acquire all of the issued and outstanding shares of Soyopa and a 100% interest in the Concessions.

5. Commitments and contingencies (continued)

c) Compania Minera Global, S.A. de C.V.

On July 17, 2000, the Company entered into an agreement with Compania Minera Global S.A. de C.V. (Global) for consulting services to assist in the negotiations of an agreement with Minerales de Soyopa, S.A. de C.V. (Soyopa) to secure the right to acquire the remaining fifty-one percent (51%) interest in the claims and concessions set out in the agreement dated February 8, 2000 respecting the Ocampo property.

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements the Company is required to pay Global U.S. $1,000,000.

A summary of the future commitments based on the above noted option and joint venture agreements at July 31, 2001 are set out in the following table:

Agreement	Consideration	Terms
Minera Fuerte Mayo, S.A. de C.V.	US $211,526	Upon sale of the property
Compania Minera Global, S.A. de C.V.	US $1,000,000	Upon sale of the property
Minerales de Soyopa, S.A. de C.V.	US $17,525,000	On or before April 24, 2003
Minerales de Soyopa, S.A. de C.V.	US $225,000	On or before October 31, 2001

6. Capital stock

Authorized

Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A" preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B" preferred shares, redeemable at their paid-in value.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

6. Capital stock (continued)

Issued and outstanding

	Number of shares	Ascribed value
Balance – July 31, 1998	8,064,922	2,515,007
Issued during the year ended July 31, 1999:		
For cash pursuant to a rights offering	247,083	321,208
For cash pursuant to private placements	432,268	738,638
For acquisition of joint venture interest	500,000	650,000
For cash upon exercise of share purchase warrants	964,400	289,320
For cash upon exercise of share purchase options	484,000	580,800
Balance – July 31, 1999	10,692,673	5,094,973
Issued during the year ended July 31, 2000:		
For cash pursuant to a rights offering	2,517,226	5,022,582
For cash pursuant to private placements	20,000	40,000
For cash upon exercise of share purchase warrants	1,214,304	646,029
For cash upon exercise of share purchase options	1,451,800	1,984,850
Pursuant to Joint Venture Agreements -		
Minera Fuerte Mayo, S.A. de C.V. (Ocampo property)	500,000	650,000[1]
Los Metales del Rusbayo de Mexico, S.A. de C.V. (Ocampo property)	250,000	625,000[2]
Minera Fuerte Mayo, S.A. de C.V. (Ocampo property)	500,000	650,000[3]
Minera de Arivechi, SA de C.V. (Ocampo property)	500,000	2,125,000[4]
Share issue costs		(120,000)
Balance – July 31, 2000	17,646,003	16,718,434
Issued during the year ended July 31, 2001:		
For cash upon exercise of warrants	14,063	35,158
For cash upon exercise of special warrants	1,000,000	5,000,000
For cash upon exercise of share purchase options	20,000	31,500
Pursuant to Joint Venture Agreements -		
Minera Fuerte Mayo, S.A. de C.V. (Ocampo property)	1,000,000	1,300,000[5]
Compania Minera Global, S.A. de C.V. (Ocampo property)	825,000	4,125,000[6]
Compania Minera Global, S.A. de C.V. (Ocampo property)	175,000	875,000[7]
Share issue costs		(559,269)
Balance – July 31, 2001	20,680,066	$ 27,525,823

(1) Pursuant to the joint venture agreement, the Company issued 500,000 shares at a fixed price of $1.30 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $2.25 per share. The issuance has been recorded at the contract price of $1.30 per share.

(2) Pursuant to consulting services respecting a joint venture agreement, the Company issued 250,000 shares at a fixed price of $2.50 per share, representing previously granted common share purchase warrants with an expiration date of June 30, 2001. These common share purchase warrants were exercised during the period.

6. Capital stock (continued)

(3) Pursuant to the joint venture agreement, the Company issued 500,000 shares at a fixed price of $1.30 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $5.65 per share. The issuance has been recorded at the contract price of $1.30 per share.

(4) Pursuant to consulting services respecting the joint venture agreement, the Company issued 500,000 shares at a fixed price of $4.25 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $5.50 per share. The issuance has been recorded at the contract price of $4.25 per share.

(5) Pursuant to the joint venture agreement, the Company issued 1,000,000 shares at a fixed price of $1.30 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $4.00 per share. The issuance has been recorded at the contract price of $1.30 per share.

(6) Pursuant to a consulting services agreement respecting a joint venture agreement, the Company issued 825,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

(7) Pursuant to an agreement respecting the purchase of the right, title and interest in the claims for Dies de Mayo, and Alejandria at Ocampo, Chihuahua State, Mexico. The Company issued 175,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

These amounts have been capitalized to mineral properties and related deferred costs.

Share purchase warrants

A summary of the 915,937 outstanding warrants to purchase common shares as at July 31, 2001 are as follows:

Number of Common Shares Under Warrant	Expiration Date	Exercise Price
240,937	November 30, 2001	$ 2.50
500,000	December 31, 2001	$ 6.50
100,000	December 31, 2002	$ 5.50
75,000	July 31, 2002	$ 2.30

Stock options

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 2,500,000, subject to change by approval of the shareholders and regulatory authorities. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

6. Capital stock (continued)

An aggregate of 3,817,300 options have been granted pursuant to the Company's stock option plan of which 2,705,800 have been exercised. Set forth below is a summary of the outstanding options to purchase common shares as at July 31, 2001.

Holder	Number of Shares Under Option	Expiration Date	Exercise Price
Directors	5,000	April 20, 2003	$ 0.75
Directors	266,000	April 8, 2004	$ 1.20
Consultants	100,000	October 1, 2001	$ 2.00
Consultants	10,000	October 1, 2004	$ 2.00
Director	40,000	January 31, 2005	$ 2.40
Directors	650,000	April 25, 2006	$ 1.50
Consultants and employees	40,500	April 25, 2006	$ 1.50

	2001		2000		1999	
Fixed Options	**Shares**	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**441,000**	**$ 1.52**	1,016,000	$ 0.87	750,000	$ 0.75
Granted	**690,500**	**$ 1.50**	876,800	$ 2.02	750,000	$ 1.20
Exercised	**(20,000)**	**$ 1.58**	(1,451,800)	$ 1.37	(484,000)	$ 1.20
Outstanding, end of year	**1,111,500**	**$ 1.64**	441,000	$ 1.52	1,016,000	$ 0.87
Options exercisable, end of year	**1,111,500**	**$ 1.64**	441,000	$ 1.52	1,016,000	$ 0.87

7. Loss and cash flow per share

Loss and cash flow per share is calculated based on the weighted-average number of shares outstanding during the year of 19,755,977; 2000 - 14,684,827; 1999 - 8,270,933.

Loss per share on a diluted basis would be as per above, as all factors are anti-dilutive.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

8. Supplemental cash flow information

	2001	2000	1999
Change in non-cash operating working capital:			
Receivables	**$ 49,983**	$ (11,733)	$ (11,565)
Prepaids	**11,869**	(680)	(7,490)
Payables and accruals	**74,078**	(155,378)	153,375
	$ 135,930	$ (167,791)	$ 134,320
Cash and cash equivalents consist of:			
Cash on hand and balances with banks	**$ 79,915**	$ 325,342	$ 1,129,652
Temporary money market instruments	**390,000**	2,300,000	-
	$ 469,915	$ 2,625,342	$ 1,129,652
Interest and income taxes paid:			
Interest	**$ 1,487**	$ 4,084	$ 552
Income taxes	**$ 1,004**	$ 250	$ Nil

9. Income taxes

The following table reconciles the expected income tax recovery at the statutory income tax rate to the amounts recognized in the consolidated statements of loss.

	2001	2000	1999
Net loss reflected in consolidated statements of loss	**$ 1,711,336**	$ 938,680	$ 388,516
Expected income tax recovery at statutory rate	**772,155**	$ 423,532	$ 175,298
Valuation allowance	**(772,155)**	(423,532)	(175,298)
Income tax recovery recognized	**$ -**	$ -	$ -

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

9. Income taxes (continued)

At July 31, 2001, the Company's fiscal year end for income tax purposes, the Company had Canadian resource pools totalling approximately $124,802 available to offset future taxable Canadian income. The tax benefits pertaining to these amounts are available for carry forward indefinitely. As well, the Company had non-capital losses of approximately $3,640,289 which are due to expire as follows, unless applied against future taxable income of the Company.

	Canada	Mexico	Total
July 31, 2003	$ 7,357	$ -	$ 7,357
July 31, 2004	311,475	-	311,475
July 31, 2005	197,741	-	197,741
July 31, 2006	367,364	-	367,364
July 31, 2007	887,312	-	887,312
July 31, 2008	1,675,000	-	1,675,000
July 31, 2010	-	194,040	194,000
	$ 3,446,249	$ 194,040	$ 3,640,289

The future income tax benefits, if any, related to the deductions and losses have not been recognized in these financial statements.

10. Related party transactions

During the years ended July 31, the Company paid the following amounts to companies controlled by Directors:

	2001	2000	1999
Management fees	**$ 36,000**	$ 36,000	$ 36,000
Mineral property exploration expenditures	**46,731**	43,269	90,653
Promotional fees	**44,000**	44,000	45,395
Professional fees	**356,100**	115,800	-
	$ 482,831	$ 239,069	$ 172,048

As at July 31, 2000, there were advances in the amount of $45,000 to a director of the Company. This advance was repaid before July 31, 2001.

11. Financial instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, payables and related party debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximate the carrying values.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

12. Subsequent events

a) On October 11, 2001, the Company entered into a private placement special warrants offering. The offering consisted of 1,975,000 special warrants at $0.52 per special warrant for gross proceeds of $1,027,000. Net proceeds from the special warrants offering, after deducting the underwriter's fee ($82,160) and expense of the offering ($125,000) were $819,840. Each special warrant is exercisable for one common share of the Company and one common share purchase warrant for no additional consideration. Each common share purchase warrant entitles the holder to acquire one common share for $0.65 until October 9, 2003. In support of this offering the Company has submitted for approval by the appropriate regulatory authorities a preliminary prospectus under a date of October 31, 2001.

The Company has also agreed to grant the underwriter, as additional consideration for the special warrant offering, 197,500 non-assignable broker's options entitling the underwriter to acquire from the Company, for no additional consideration, prior to October 9, 2002, 197,500 compensation warrants. Each compensation warrant entitles the underwriter to acquire one unit, each unit consisting of one common share and one common share purchase warrant of the Company at a price of $0.61 per unit up to October 9, 2003.

A pro-forma balance sheet giving effect to the issue as at July 31, 2001 for the purpose of inclusion in a preliminary prospectus dated October 31, 2001 is as follows:

	As Reported	Pro forma
Assets		
Current		
Cash and cash equivalents	$ 469,915	$ 1,289,755
Receivables	730,726	730,726
Prepaids	657	657
	1,201,298	2,021,138
Capital assets	29,577	29,577
Mineral properties and related deferred costs	22,583,821	22,583,821
	$ 23,814,696	$ 24,634,536
Liabilities		
Current		
Payables and accruals	$ 182,906	$ 182,906
Shareholders' Equity		
Capital stock	27,525,823	28,345,663
Deficit	(3,894,033)	(3,894,033)
	23,631,790	24,451,630
	$ 23,814,696	$ 24,634,536

b) The Company was granted an extension of its required payment in the amount of U.S. $225,000 under the terms of it's option and joint venture agreements with Minerales de Soyopa, S.A. de C.V. from September 1, 2001 to October 31, 2001.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

12. Subsequent events (continued)

c) On September 26, 2001, the Company granted 785,000 stock options to certain officers, directors, employees and consultants. The exercise price at the time of grant was $0.50 per share, representing the approximate trading price at that time.

13. Comparative figures

Certain of the comparative figures for 2000 and 1999 have been reclassified to conform to the financial statement presentation adopted for 2001.

CERTIFICATE OF THE CORPORATION

Dated: October 31, 2001

This prospectus does not contain any misrepresentation, within the meaning of the *Securities Act* (Quebec) and the regulations thereunder likely to affect the value or the market price of the securities to be distributed, and constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part XV of the *Securities Act* (Ontario) and s.61 of the *Securities Act* (Nova Scotia) and the respective regulations thereunder.

GAMMON LAKE RESOURCES INC.

(Signed): "Bradley H. Langille"
Chief Executive Officer

(Signed): "Andrew J. Miller"
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed): "Terence R.B. Donahoe"
Director

(Signed): "Terence F. Coughlan"
Director

CERTIFICATE OF THE PROMOTERS

Dated: October 31, 2001

This prospectus does not contain any misrepresentation, within the meaning of the *Securities Act* (Quebec) and the regulations thereunder likely to affect the value or the market price of the securities to be distributed, and constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part XV of the *Securities Act* (Ontario) and s.61 of the *Securities Act* (Nova Scotia) and the respective regulations thereunder.

PROMOTERS

(Signed): "Bradley H. Langille" **(Signed): "Fred George"**

CERTIFICATE OF THE UNDERWRITER

Dated: October 31, 2001

To our knowledge, this prospectus, as required by the *Securities Act* (Quebec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed. To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part XV of the *Securities Act* (Ontario) and s.61 of the *Securities Act* (Nova Scotia) and the respective regulations thereunder.

NORTHERN SECURITIES INC.

By: (Signed) "Rickard Vernon"

Exemption: Rule 12g3-2(b)
File No.: 82-4909

GAMMON LAKE RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

OF

SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

November 30, 2001

GAMMON LAKE RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of Gammon Lake Resources Inc. (the "Corporation") will be held at 1 Place Ville Marie, Suite 3900, Montreal, Quebec, H3B 4M7 on Friday, January 4, 2002, at the hour of 11:00 o'clock in the morning (Montreal time) for the following purposes:

1. To receive and consider the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2001, together with a report of the auditors thereon;

2. To elect directors;

3. To appoint auditors and to authorize the directors to fix their remuneration;

4. To consider, and, if thought fit, approve an ordinary resolution increasing the maximum number of common shares reserved for grants of options under the Corporation's stock option plan for directors, officers, employees and consultants of the Corporation and its subsidiaries (the "Stock Option Plan") from 2,500,000 to 5,000,000 common shares, as more particularly described in the attached management information circular (the full text of the Stock Option Plan, as amended, and the proposed ordinary resolution are attached to the management information circular as Schedules "A" and "B", respectively);

5. To consider, and, if thought fit, pass an ordinary resolution approving the grant of a total of 785,000 options to directors, officers, employees and consultants of the Corporation under the terms of the Corporation's Stock Option Plan, as amended, as more particularly described in the attached management information circular (the full text of the proposed ordinary resolution is attached to the management information circular as Schedule "C");

6. To consider, and, if thought fit, pass an ordinary resolution approving the issuance in one or more private placements during the twelve month period commencing on the date of the annual and special meeting, of such number of securities that would result in the Corporation issuing or making issuable up to 100% of the number of common shares of the Corporation outstanding as at the date hereof, as more particularly described in the attached management information circular (the full text of the proposed ordinary resolution is attached to the management information circular as Schedule "D");

7. To consider, and, if thought fit, pass an ordinary resolution approving various amendments to the escrow terms of the Corporation's existing escrow agreements in accordance with the terms of National Policy 46-201, Escrow for Initial Public Offerings, as more particularly described in the attached management information circular (the full text of the proposed ordinary resolution is attached to the management information circular as Schedule "E"; and

8. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular and the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2001. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Toronto, Ontario, this 30th day of November, 2001.

BY ORDER OF THE BOARD
Sgd. "Bradley H. Langille"
BRADLEY H. LANGILLE
CHIEF EXECUTIVE OFFICER

GAMMON LAKE RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF GAMMON LAKE RESOURCES INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the meeting, or delivered to the chairman on the day of the meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the meeting. At the time of printing this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares ("Common Shares"). As at the date of this Circular, the Corporation had 20,680,066 Common Shares issued and outstanding.

The Corporation shall make a list of all persons who are registered holders of Common Shares on November 30, 2001 (the "Record Date") and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the meeting, that his name be included in the list. In such case, the transferee is entitled to vote his shares at the meeting.

As at the date of this Circular, there is no person who is known to the Corporation, or its directors and officers, to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting.

Executive Compensation

Compensation of Executives

This section contains information about the compensation paid to, or earned by, the officers of the Corporation named below (the "Named Executive Officers") during the fiscal years ended July 31, 2001, 2000 and 1999. The Corporation has no other "Named Executive Officers" pursuant to the Regulation made under the *Securities Act* (Ontario).

Summary Compensation Table

The following table sets forth, for the periods ended July 31, 2001, 2000, and 1999, the aggregate remuneration paid or payable by the Corporation to the person who acted as Chief Executive Officer and all other executive officers of the Corporation who earned more than $100,000 in total salary and bonus during such periods. Specific aspects of the compensation of these individuals are dealt with in further detail in subsequent tables.

Name and Principal Position	Year	ANNUAL COMPENSATION			LONG TERM COMPENSATION			All Other Compensation ($) (3)
		Salary ($) (1)	Bonus ($)	Other ($)	Options (#) (2)	Restricted Shares/Units (#)	LTIP Payouts ($)	
Bradley H. Langille, Chief Executive Officer	2001 2000 1999	61,731 43,269 48,971	Nil Nil Nil	Nil Nil Nil	150,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Fred George President	2001 2000 1999	129,500 80,000 83,077	Nil Nil Nil	Nil Nil Nil	300,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gregory K. Liller Vice-President, Exploration	2001 2000 1999	150,000 44,782 Nil	Nil Nil Nil	Nil Nil Nil	20,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) These amounts represent consulting fees paid to a consulting company associated with the Named Executive Officer.

(2) Options to purchase Common Shares granted pursuant to the Corporation's Stock Option Plan. See "Executive Compensation - Stock Option Plan".

(3) The aggregate value of all other compensation paid to the Named Executive Officers did not exceed $50,000 or 10% of the total of such officers' respective salary and bonus in any year.

The following table sets forth grants of options made to the Named Executive Officer under the Corporation's Stock Option Plan during the twelve months ended July 31, 2001. See "Executive Compensation - Stock Option Plan".

Option Grants During the Twelve Months Ended July 31, 2001

The following table sets forth grants of options made to the Named Executive Officers under the Corporation's Stock Option Plan during the twelve months ended July 31, 2001. See "Executive Compensation - Stock Option Plan".

Name	Options Granted (#)	Percentage of Total Options Granted in Fiscal Year (%)	Exercise Price ($/Share)	Market Value of Securities Underlying Options on Date of Grant ($/Share) [(1)]	Expiry Date
Bradley H. Langille	150,000	21.7%	$1.50	$1.48	April 25, 2006
Fred George	300,000	43.4%	$1.50	$1.48	April 25, 2006
Gregory K. Liller	20,000	2.9%	$1.50	$1.48	April 25, 2006

Notes:

(1) Based on the closing price of the Common Shares on the Toronto Stock Exchange on the day preceding the date of grant of the options.

Aggregated Option Exercises During the Twelve Months Ended July 31, 2001 and Stock Option Values as at July 31, 2001

The following table sets forth information regarding the exercise of options held by the Named Executive Officers during the twelve months ended July 31, 2001 and the aggregate number of outstanding options held by the Named Executive Officers, all of which options were exercisable, and the value of such options, in each case as at July 31, 2001.

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options as at July 31, 2001 Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options as at July 31, 2001 Exercisable/ Unexercisable
Bradley H. Langille	Nil	N/A	150,000/ Nil	Nil [(1)] / Nil
Fred George	Nil	N/A	300,000/Nil	Nil [(1)] / Nil
Gregory K. Liller	Nil	N/A	20,000/Nil	Nil [(1)] / Nil

Notes:

(1) Market value of underlying securities as at July 31, 2001 ($1.20) minus the exercise price of the options ($1.50 per share).

Compensation of Directors

Directors who are not executive officers of the Corporation are not currently paid any fees for their services as directors, however, such directors are entitled to receive compensation from the Corporation to the extent that they provide services to the Corporation other than in their capacity as directors of the Corporation. Any such compensation is based on rates that would be charged by such directors for similar services to arm's length parties. During the twelve months ended July 31, 2001, no such services were rendered and accordingly, no compensation was paid. The directors are, however, reimbursed for the expenses they incur to attend meetings of the Corporation.

Directors are also entitled to participate in the Corporation's Stock Option Plan and, at the time of joining the board of directors, directors are eligible for grants of options to purchase Common Shares. See "Executive Compensation - Stock Option Plan".

Stock Option Plan

The Corporation has adopted a stock option plan (the "Stock Option Plan") for directors, officers, employees and consultants of the Corporation and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Common Shares of the Corporation by the persons who are primarily responsible for the management and profitable growth of the Corporation's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Corporation. A consultant is defined as an individual that is engaged by the Corporation, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Corporation's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

The Stock Option Plan is administered by the board of directors of the Corporation, who have the authority to determine, among other things, subject to the terms of the plan and the requirements of regulatory authorities having jurisdiction, the terms, limitations, restrictions and conditions respecting the grant of options thereunder.

On September 26, 2001, the board of directors of the Corporation approved an amendment to the Stock Option Plan increasing the maximum number of Common Shares that may be reserved for the grant of options under the plan from 2,500,000 to 5,000,000 Common Shares, as well as the grant of a total of 785,000 options under the amended Stock Option Plan to directors, officers, employees and consultants of the Corporation. The options granted under the terms of the amended Stock Option Plan are not be exercisable until approval of such options and the amendment to the Stock Option Plan by shareholders of the Corporation at the annual and special meeting. See "Approval of Amendment to Stock Option Plan" and "Approval of Option Grants under Amended Stock Option Plan".

In addition to the limit described above, the Stock Option Plan provides that the maximum number of Common Shares that may be reserved for issuance to any one insider under the plan and any other share compensation arrangement may not exceed 5% of the issued and outstanding Common Shares at the time of grant (on a non-diluted basis). The plan also provides that the maximum number of Common Shares that may be reserved for issuance to insiders under the plan and any other share compensation arrangement shall not exceed 10% of the Common Shares outstanding at the time of grant (on a non-diluted basis) and the

maximum number of Common Shares that may be issued to insiders under the plan or any other share compensation arrangement within a one-year period shall not exceed 10% of the Common Shares outstanding at the time of grant (on a non-diluted) basis.

The board of directors of the Corporation has the authority under the Stock Option Plan to establish the option price at the time each option is granted, which price shall not be less than market price of the Common Shares at the time of grant. Options granted under the Stock Option Plan are exercisable over a period not exceeding five (5) years from the date of grant, subject to earlier termination if the optionee ceases to be an eligible person by reason of termination of employment, retirement, disability or death. The options granted under the plan are not transferable or assignable other than by will or the laws of descent and distribution.

The Stock Option Plan allows the Corporation to make loans or provide guarantees for loans by financial institutions to assist eligible persons under the plan to purchase the Corporation's Common Shares upon the exercise of options granted thereunder. Any loan by the Corporation shall be full recourse to the eligible person to which such loan is made, and shall be secured by the Common Shares purchased with the proceeds of the loan and shall be at rates of interest, if any, and on such other terms as may be determined by the Corporation.

The following table sets forth details with respect to options to purchase Common Shares which are outstanding under the Stock Option Plan as at the date hereof:

Options to Acquire Common Shares

Holder	Date of Grant	Common Shares Under Option (#)	Exercise Price ($/share)	Expiry Date	Market Price on Date of Grant [(2)]
Executive Officers as a group (6 in total)	April 20, 1998 April 8, 1999 October 1, 1999 April 25, 2001 September 26, 2001 [(1)]	10,000 266,000 10,000 660,000 710,000	$0.75 $1.20 $2.00 $1.50 $0.50	April 20, 2003 April 8, 2004 October 1, 2004 April 25, 2006 September 26, 2006	$0.50 $1.20 $2.00 $1.48 $0.50
Directors who are not also executive officers, as a group (1 in total)	January 31, 2000 April 25, 2001 September 26, 2001 [(1)]	40,000 20,000 20,000	$2.40 $1.50 $0.50	January 31, 2005 April 25, 2006 September 26, 2006	$2.30 $1.48 $0.50
Employees (1 in total)	April 25, 2001 September 26, 2001 [(1)]	2,500 5,000	$1.50 $0.50	April 25, 2006 September 26, 2006	$1.48 $0.50
Consultants (3 in total)	April 25, 2001 September 26, 2001 [(1)]	8,000 50,000	$1.50 $0.50	April 25, 2006 September 26, 2006	$1.48 $0.50

Notes:

(1) These options were granted under the amended Stock Option Plan and are not be exercisable until approval of such options and the amended Stock Option Plan by shareholders of the Corporation at the annual and special meeting. See "Approval of Amendment to Stock Option Plan" and "Approval of Option Grants under Amended Stock Option Plan".

(2) Based on the closing price of the Common Shares on the Toronto Stock Exchange (from February 18, 2000 to the present date) or the Canadian Dealing Network (between May 26, 1998 and February 17, 2000) on the day preceding the date of grant of the options.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Corporation during the twelve months ended July 31, 2001. There are no pension plan benefits in place for the Named Executive Officers and none of the Named Executive Officers, or other officers and directors of the Corporation are indebted to the Corporation. In addition, there are no plans in place with respect to the Named Executive Officers for termination of employment or change in responsibilities.

Compensation Committee

The Corporation's executive compensation program is administered by the Compensation Committee of the board of directors. The members of the Compensation Committee are Messrs. Bradley H. Langille, Terence R.B. Donahoe, Q.C., and Dale M. Hendrick.

Compensation Policy

The executive compensation policy of the Corporation is determined with a view to securing the best possible talent to run the Corporation. Executives expect to reap additional income from the appreciation in value of the Common Shares they hold in the Corporation, including stock options.

Salaries are commensurate with those in the industry with additional options awarded to senior executive officers in lieu of higher salaries. Bonuses may be paid in the future for significant and specific achievements which have a strategic impact on the fortunes of the Corporation. Salaries and bonuses are determined on a judgmental basis after review by the board of directors of the contribution of each individual, including the executive officers of the Corporation. Although they may be members of the board of directors, the executive officers do not individually make any decisions with respect to their respective salary or bonus. In certain cases, bonuses of certain individuals, other than the executive officers, may be tied to specific criteria put in place at the time of engagement.

Option grants are designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with and contribution to the Corporation.

The foregoing report is submitted by the board of directors.

Election of Directors

The Corporation's articles provide for a minimum of three and a maximum of nine directors, to be elected annually. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the Corporation's by-laws. At the meeting, shareholders will be asked to elect nine directors (the "Nominees"). All of the Nominees are directors elected at the last annual and special meeting of shareholders of the Corporation held on January 25, 2001.

The following table provides the names of the Nominees and information concerning them. The persons named in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each elected director will hold office until his successor is elected at the next annual meeting of the Corporation, or any adjournment thereof, or until his successor is duly elected or appointed.

Name and Municipality of Residence	Office Held	Director Since [1]	Principal Occupation [2]	Number (%) of Shares Beneficially Owned Directly or Indirectly [3]
Bradley H. Langille [4] Halifax, Nova Scotia	Chief Executive Officer and Director	1998	Airline Pilot, Air Nova, a division of Air Canada Ltd., a national Canadian airline.	1,429,300 (6.9%)
Fred George Bedford, Nova Scotia	President and Director	1998	Same as "Office Held"	1,323,000 (6.4%)
Terence R.B. Donahoe Q.C. [4] Halifax, Nova Scotia	Chairman, Executive Vice-President and Director	1999	Same as "Office Held"	14,950 (0.1%)
Terence F. Coughlan Dartmouth, Nova Scotia	Vice-President, Operations and Director	1998	Geologist Consultant	398,300 (1.9%)
Dale M. Hendrick [4] Toronto, Ontario	Director	2000	Geological Consultant	10,000 (0.1%)

Notes:

(1) All of the directors hold office until the close of the next annual meeting of shareholders of the Corporation or until their successors are duly elected or appointed.

(2) All of the above persons have held the indicated positions for the past five years, with the exception of Messrs. Fred George and Terence R. B. Donahoe. Prior to his appointment as President of the Corporation, Mr. George was involved in the operation of several retail business operations in Atlantic Canada and worked as a financial business management consultant. Prior to his appointment as Chairman and Executive Vice-President of the Corporation, Mr. Donahoe was a business consultant (1997-1999), and prior thereto, an elected member of the legislature of Nova Scotia, where he held a number of government offices and portfolios over an eighteen year period, including Leader of Her Majesty's Royal Opposition, Interim Leader of the Progressive Conservative Party of the Province of Nova Scotia, Attorney General, Minister of Education and Minister of Labour.

(3) The information as to shares beneficially owned or over which control or direction is exercised not being within the knowledge of the Corporation has been furnished by the respective officers and directors individually. The percentage ownership is based on 20,680,066 issued and outstanding Common Shares as at Novemberr 30, 2001.

(4) Member of Audit Committee and Compensation Committee.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Grant Thornton, Chartered Accountants, LLP, Suite 1100, Cogswell Tower, 2000 Barrington Street, Halifax, Nova Scotia, B3J 2P8, as the auditors of the Corporation for the ensuing fiscal year, and to authorize the directors to fix their remuneration. Grant Thornton, Chartered Accountants, LLP, were the auditors of the Corporation for the fiscal years ended July 31, 2001, 2000 and 1999. PricewaterhouseCoopers LLP, Chartered Accountants, 1809 Barrington Street, Suite 600, Halifax, Nova

Scotia, B3J 3K8, were the auditors of the Corporation for the fiscal years ended July 31, 1998 and 1997.

Approval of Amendment to Stock Option Plan

On September 26, 2001, the board of directors of the Corporation approved an amendment to the Corporation's Stock Option Plan, increasing the number of Common Shares that may be reserved for the grant of options under the plan from 2,500,000 to 5,000,000 Common Shares, as well as the grant of a total of 785,000 options under the amended Stock Option Plan to officers, directors, employees and consultants of the Corporation. The options granted under the terms of the amended Stock Option Plan are not exercisable until approval of such options and the amendment to the Stock Option Plan by shareholders of the Corporation at the annual and special meeting. See "Approval of Option Grants under Amended Stock Option Plan".

The full text of the Stock Option Plan, as amended, and the proposed resolution approving the amendment to the Stock Option Plan are attached to the management information circular as Schedules "A" and "B", respectively.

Approval of Option Grants Under Amended Stock Option Plan

On September 26, 2001, the board of directors of the Corporation approved the grant of a total of 785,000 options to directors, officers, employees and consultants of the Corporation, under the terms of the Corporation's Stock Option Plan, as amended to increase the maximum number of Common Shares that may be reserved for the grant of options thereunder from 2,500,000 to 5,000,000. The options granted under the terms of the amended Stock Option Plan are not be exercisable until approval of such options and the amendment to the Stock Option Plan by shareholders of the Corporation at the annual and special meeting. See "Approval of Amendment to Stock Option Plan". The options are exercisable at a price of $0.50 per share and expire on September 26, 2006.

The full text of the proposed resolution approving the grant of 785,000 options under the terms of the amended Stock Option Plan is attached to the management information circular as Schedule "C".

Advance Approval of Private Placements

From time to time, the Corporation investigates opportunities to raise funds on advantageous terms in order to expand its mineral exploration activities. The Corporation expects to undertake one or more of such financings over the next year and expects some of them to be structured as private placements.

Pursuant to applicable regulatory requirements, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "25% Rule"), unless there has been shareholder approval of such transactions.

The application of the 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities. In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital and the Corporation's operations. In accordance with applicable regulatory practices, the

Corporation may obtain advance approval by shareholders of private placements that may exceed the 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Corporation's issued and outstanding share capital as at the date hereof is 20,680,066 Common Shares and the Corporation proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve-month period commencing on January 4, 2002 would not exceed 20,680,066 Common Shares in the aggregate, or 100% of the Corporation's issued and outstanding share capital as at November 30, 2001.

Any private placement proceeded with by the Corporation under the advance approval being sought at the annual and special meeting will be subject to the following additional restrictions: (i) it must be substantially with parties at arm's length to the Corporation; (ii) it cannot materially affect control of the Corporation; (iii) it must be completed within a twelve month period following the date the shareholder approval is given; and (iv) it must comply with applicable private placement pricing rules which currently require that the issue price per Common Share must not be lower than the closing market price of the Common Shares on the trading day prior to the date notice of the private placement is given to the applicable regulatory authority (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

Whether or not a particular placement is "substantially" at arm's length or will materially affect control of the Corporation (in which case specific shareholder approval may be required) is a matter determined at the discretion of the applicable regulatory authorities.

In anticipation that the Corporation may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the 25% Rule, the Corporation requests that its shareholders pass an ordinary resolution approving the issuance in one or more private placements during the twelve month period commencing January 4, 2002 of such number of securities that would result in the Corporation issuing or making issuable up to 20,680,066 Common Shares. The full text of the proposed ordinary resolution to be passed by shareholders is attached to the Circular as Schedule "A".

Approval of Amendments to Escrow Agreements

On September 26, 2001, the board of directors of the Corporation approved amendments to the terms of two escrow agreements entered into by the Corporation. The amendments are subject to the approval of shareholders at the annual and special meeting and were made in accordance with National Policy 46-201 - "Escrow for Initial Public Offerings" (the "Escrow Policy"), which permits "established issuers" as defined in the Escrow Policy, to release escrowed securities held by its principals on a pro-rata basis over a period of eighteen months, subject to certain conditions described in the Escrow Policy.

An aggregate total of 4,435,900 Common Shares of the Corporation are currently held in escrow under the terms of two escrow agreements.

The first escrow agreement was entered into between the Corporation, Computershare Trust Company of Canada, and Bradley H. Langille, Fred George, Burton A. Langille and Terence F. Coughlan on March 26, 1998 in accordance with the requirements of the Quebec Securities Commission (the "Quebec Escrow Agreement). Under the terms of this agreement, a total of 2,460,900 common shares of the Corporation were placed in escrow and may be released upon fulfilment of the following conditions: (i) 75,000 shares upon receipt of all necessary approvals under Quebec Securities Commission Policy Q-4 and completion of the acquisition of all of the issued and outstanding securities of Gammon Lake Resources Incorporated; (ii) 75,000 shares on each of the first four anniversaries of the acquisition, provided the Corporation can demonstrate, to the satisfaction of the Quebec Securities Commission, geological progress on its mineral properties; (iii) 150,000 shares on discovery of an ore deposit; and (iv) the balance of the shares upon commencement of commercial operations on a property belonging in whole or in part to the Corporation. To date, the Quebec Securities Commission has authorized a pro rata release of 525,000 Common Shares to the escrowed shareholders, leaving a balance of 1,935,900 Common Shares in escrow.

The second escrow agreement was entered into between the Corporation, Equity Transfer Services Inc. and Minera Fuerte Mayo S.A. de C.V. ("Minera Fuerte") on June 6, 1999 as a condition of approval by the Ontario Securities Commission of a joint venture between the Corporation and Minera Fuerte (the "Ontario Escrow Agreement"). Under the terms of this agreement, a total of 2,500,000 shares, representing all of the shares that were issued to Minera Fuerte under the terms of the joint venture, are currently in escrow. Any release of the escrowed shares under the Ontario Escrow Agreement is subject to the consent of the Ontario Securities Commission and the following conditions: (i) subject to the reserve requirements described in item (ii) hereafter, the escrowed shares are eligible for release on the following dates: 1,000,000 shares on June 6, 2000; 500,000 shares on July 6, 2000; and 1,000,000 shares on January 6, 2001; (ii) with respect to any escrowed shares which have been subject to escrow for the time periods specified above, 100,000 of such shares may be released from escrow for each 100,000 ounces of gold in the category of "Proven Ore" as defined by National Policy 2-A adopted by the Canadian Securities Administrators; and (iii) for purposes of the foregoing, the determination of "Proven Ore" shall be made pursuant to a feasibility report prepared by an independent third party consulting firm of international repute and accepted by the Ontario Securities Commission.

In accordance with the Escrow Policy, the amendments to the escrow terms contained in the existing escrow agreements must be approved by a majority vote of the shareholders of the Corporation, excluding any of the escrowed shareholders and their affiliates and associates. Shareholders are therefore being requested to pass an ordinary resolution approving the proposed amendments. The proposed new terms of release for the Quebec Escrow Agreement and the Ontario Escrow Agreement, in accordance with the Escrow Policy, are set forth in the following table:

Quebec Escrow Agreement	
Date of Release	**Number of Common Shares to be Released** (5)
On or about March 4, 2002 (1)	483,975 Common Shares
On or about September 4, 2002 (2)	483,975 Common Shares
On or about March 4, 2003 (3)	483,975 Common Shares
On or about September 4, 2003 (4)	483,975 Common Shares

Ontario Escrow Agreement	
Date of Release	**Number of Common Shares to be Released** [5]
On or about March 4, 2002 [1]	625,000 Common Shares
On or about September 4, 2002 [2]	625,000 Common Shares
On or about March 4, 2003 [3]	625,000 Common Shares
On or about September 4, 2003 [4]	625,000 Common Shares

Notes:

(1) Approximate date established in accordance with the terms of the Escrow Policy, which provides that the first release must occur at least 60 days following the issue of a press release notifying the market of the amendment to the escrow agreement and the new release terms. The Corporation will be in a position to issue a press release at any time on or after the date of the annual and special meeting, provided the proposed amendments to the escrow agreements are approved by shareholders at the meeting.

(2) Six months after the first release, in accordance with the terms of the Escrow Policy.

(3) Twelve months after the first release, in accordance with the terms of the Escrow Policy.

(4) Eighteen months after the first release, in accordance with the terms of the Escrow Policy.

(5) In accordance with the terms of the Escrow Policy, all Common Shares held in escrow will be released on a pro rata basis, in tranches comprised of 25% of the total number of Common Shares remaining in escrow under each agreement, with each escrowed shareholder receiving the same percentage of the escrowed shares that are released as the percentage of total escrowed shares held by such escrowed shareholder.

The full text of the proposed ordinary resolution to be passed by shareholders to approve the proposed amendments to the Corporation's escrow agreements is attached to the Circular as Schedule "E".

Audit Committee

The Corporation is required to have an audit committee. The following directors are members of the audit committee:

Bradley H. Langille
Terence R.B. Donahoe Q.C.
Dale M. Hendrick

Corporate Governance

The board of directors has adopted corporate governance practices that comply with the guidelines of the Toronto Stock Exchange, to the extent applicable. These guidelines suggest that the board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of this overall stewardship responsibility, the board of directors shall assume responsibility for the following matters: (i) adoption of a strategic planning process; (ii) identification of the principal risks of the business and ensuring the implementation of appropriate systems to manage these risks; (iii) succession planning, including appointing, training and monitoring senior management; (iv) adoption of a communications policy; and (v) ensuring the integrity of internal control and management information systems.

The board of directors will be composed of a majority of unrelated directors so as to fairly reflect the investment of minority shareholders in the Corporation.

To comply with the Toronto Stock Exchange's guidelines, the board of directors has created a number of committees, including a corporate governance committee, an audit committee and a nomination

committee. A majority of the directors on each committee are outside directors who are independent of management. The corporate governance committee is responsible for developing the Corporation's approach to corporate governance issues and is responsible for the Corporation's application of the governance guidelines published by the regulatory authorities. It will also seek to facilitate the functioning of the board of directors of the Corporation independently of management of the Corporation and to maintain an effective relationship between the board of directors and management of the Corporation. Individual directors are entitled to engage an outside advisor at the expense of the Corporation in the appropriate circumstances, subject to the approval of the corporate governance committee.

The audit committee is responsible for reviewing in detail the Corporation's financial statements and financial reporting and ensuring that management designs and implements an effective system of internal control. The nomination committee is responsible for proposing to the board of directors new nominees to the board and for assessing directors on an ongoing basis as well as the board as a whole, the committees of the board and the contribution of individual directors. The nomination committee is also responsible for providing an orientation and education program for new recruits to the board.

In addition to the particular functions of the various committees of the board of directors, the board of directors as a group, in conjunction with the Chief Executive Officer, are responsible to develop position descriptions for the board and for the Chief Executive Officer, involving the definition of the limits to management's responsibilities. The board of directors shall at all times be responsible for ensuring that the size of the board and its committees is such that they facilitate effective decision-making.

Conflicts of Interest

Some of the directors and officers of the Corporation also serve as directors and officers of other companies involved in the resource exploration sector. Consequently, there exists a possibility for any such director or officer to be placed in a position of conflict. Each such director or officer is subject to fiduciary duties and obligations to act honestly and in good faith with a view to the best interests of the Corporation.

Similar duties and obligations will apply to such other companies. Thus any future transaction between the Corporation and such other companies will be for bona fide business purposes and approved by a majority of disinterested directors of the Corporation.

Indebtedness of Officers and Directors to the Corporation

Except as disclosed below, no officer or director of the Corporation or any associate or affiliate thereof was indebted to the Corporation at any time during the twelve months ended July 31, 2001.

Table of Indebtedness of Officers and Directors

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Twelve Months Ended July 31,2001	Amount Outstanding as at July 31, 2001
Terence F. Coughlan Vice-President Operations and Director	Gammon Lake Resources Inc.	$45,000 [(1)]	Nil

Notes:

(1) This was an interest-free advance payable on demand, which was repaid prior to July 31, 2001.

Interest of Insiders in Material Transactions

No insider of the Corporation has any interest in material transactions involving the Corporation, except as follows:

1. During the year ended July 31, 2001, the Corporation paid a total of $482,831 (2000- $239, 069; 1999 - $172,048) to companies controlled by officers and directors of the Corporation for management fees, mineral property exploration expenditures, promotional fees and professional fees. See "Executive Compensation - Compensation of Executive Officers"; and

2. Officers and directors of the Corporation are entitled to hold options under the terms of the Corporation's Stock Option Plan. See "Executive Compensation - Stock Option Plan".

The contents and sending of this Circular have been approved by the directors of the Corporation.

DATED as of the 30th day of November, 2001.

Sgd. "Bradley H. Langille"
BRADLEY H. LANGILLE
CHIEF EXECUTIVE OFFICER

SCHEDULE "A"

STOCK OPTION PLAN

GAMMON LAKE RESOURCES INC.

1. **INTERPRETATION:**

For the purposes of this Plan, the following terms shall have the following meanings:

(a) **"Board"** means the board of directors of the Corporation;

(b) **"Corporation"** means Gammon Lake Resources Inc.;

(c) **"Consultant"** means an individual, other than an employee or an executive of the issuer, that:

(i) is engaged on an ongoing basis to provide *bona fide* consulting, technical, management or other services to the issuer or to an affiliated entity of the issuer under a written contract between the issuer or the affiliated entity and the individual or a Consultant Company or Consultant Partnership of the individual; and

(ii) in the reasonable opinion of the issuer, spends or will spend a significant amount of time and attention on the affairs and business of the issuer or an affiliated entity of the issuer;

(d) **"Consultant Company"** means, for an individual Consultant, a company of which the individual Consultant is an employee or shareholder;

(e) **"Consultant Partnership"** means, for an individual Consultant, a partnership of which the individual Consultant is an employee or partner;

(f) **"Effective Date"** means the date of adoption of this Plan by the Board, namely October 1, 1999;

(g) **"Eligible Person"** means, subject to all applicable laws, any employee, Senior Officer, director, Consultant, Consultant Company or Consultant Partnership of the Corporation or any Subsidiary or any personal holding corporation controlled by a Senior Officer or director of the Corporation or any Subsidiary or any registered retirement savings plans established for the sole benefit of an employee, Senior Officer or director of the Corporation or any Subsidiary;

(h) **"Insider"** means:

(i) an insider as defined under Section 1(1) of the *Securities Act* (Ontario), other than a person who falls within that definition solely by virtue of being a director or Senior Officer of a Subsidiary, and

(ii) an associate, as defined under Section 1(1) of the *Securities Act* (Ontario), of any person who is an insider by virtue of clause 1(h)(i) above;

(i) **"Option"** means an option to purchase Shares granted to an Eligible Person pursuant to the terms of the Plan;

(j) **"Outstanding Issue"** shall mean the number of Shares that are outstanding immediately prior to the share issuance in question, excluding Shares issued pursuant to Share

Compensation Arrangements over the preceding one-year period;

(k) **"Participant"** means Eligible Persons to whom Options have been granted;

(l) **"Plan"** means this stock option plan of the Corporation;

(m) **"Senior Officer"** has the meaning ascribed thereto in Section 1(1) of the *Securities Act* (Ontario);

(n) **"Shares"** means the common shares of the Corporation;

(o) **"Share Compensation Arrangement"** means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise;

(p) **"Subsidiary"** means any company that is a subsidiary of the Corporation as defined under Section 1(4) of the *Securities Act* (Ontario); and

(q) **"Termination Date"** means the date on which a Participant ceases to be an Eligible Person.

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

2. **PURPOSE:** The purpose of this Plan is to:

(a) encourage ownership of the Shares by directors, Senior Officers and employees of the Corporation and its Subsidiaries and Consultants, Consultant Companies and Consultant Partnerships, who are primarily responsible for the management and profitable growth of its business;

(b) advance the interests of the Corporation by providing additional incentive for superior performance by such persons; and

(c) attract and retain valued directors, Senior Officers, employees, Consultants, Consultant Companies and Consultant Partnerships.

3. **ADMINISTRATION:** The Plan shall be administered by the Board. Subject to the limitations of the Plan and the requirements of such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board shall have the authority to:

(a) grant options to purchase Shares to Eligible Persons;

(b) determine the terms, limitations, restrictions and conditions respecting such grants;

(c) interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable, and

(d) make all other determinations and to take all other actions in connection with the

implementation and administration of the Plan as it may deem necessary or advisable.

The Board's guidelines, rules, regulation, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

4. **SHARES SUBJECT TO THE PLAN:** The maximum number of Shares which may be reserved and set aside for issue under this Plan shall be 5,000,000, provided that the Board shall have the right, from time to time, to increase such number subject to the approval of the shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person under the Plan shall be 5% of the Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other option to purchase Shares from treasury granted as a compensation or incentive mechanism.

Any Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.

5. **PARTICIPATION:** Options shall be granted under the Plan only to Eligible Persons designated from time to time by the Board and shall be subject to the approval of such regulatory authorities, stock exchanges or over-the-counter having jurisdiction over the affairs of the Corporation.

6. **TERMS AND CONDITIONS OF OPTIONS:** The terms and conditions of each Option shall include the following, as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Board including those contained in any stock option agreement entered into between the Corporation and a Participant:

(a) *Option Price*: The option price of any Shares in respect of which an Option may be granted shall be fixed by the Board but shall be not less than the market price of the Shares at the time the Option is granted. For the purpose of this subparagraph 6(a), "market price" shall be deemed to be the closing price as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, on the last trading day immediately preceding the day upon which the Option is granted. If the Shares are not publicly traded or quoted, then the "market price" shall be the fair market value of the Shares, as determined by the Board, on the day upon which the Option is granted. In the resolution allocating any Option, the Board may determine that (i) the date of grant of the Option shall be a future date determined in the manner specified in such resolution, in which case, for the purpose of this subparagraph 6(a), "market price" shall be deemed to be the weighted average trading price of the Shares as reported by the Toronto Stock Exchange, or if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, for the five (5) trading days preceding the date of the grant, or, if the Shares are not publicly traded or quoted, then the "market price" shall be the fair market value of the Shares, as determined by the Board, on the date of grant, and (ii) the date or dates of the vesting of the option shall be a future date or dates determined in the manner specified in such resolution. The Board may also determine that the exercise price per share may escalate at a specified rate dependent upon the date on which any Option may be exercised by the Participant.

(b) *Payment*: The full purchase price of Shares purchased under an Option shall be paid in cash or certified funds upon the exercise thereof, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Shares in respect of which the Option is exercised

shall be duly issued as fully paid and non-assessable. A holder of an Option shall have none of the rights of a shareholder until the Shares are issued to him.

(c) *Term of Option*: Options may be granted under this Plan exercisable over a period not exceeding five (5) years. Each Option shall be subject to earlier termination as provided in subparagraph 6(e).

(d) *Exercise of Option*: Subject to the provisions contained in subparagraph 6(e)(ii),(iii) and (iv), no Option may be exercised unless the Participant is then an Eligible Person. This Plan shall not confer upon the Participant any right with respect to continuation of employment by the Corporation. Absence on leave approved by an officer of the Corporation or of any Subsidiary authorized to give such approval shall not be considered an interruption of employment for any purpose of the Plan. Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the transfer agent of the Corporation in Toronto of written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Shares then being purchased.

(e) *Termination of Options*: Unless otherwise determined by the Board, in its sole discretion, and as may be permitted by any regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation,, any Option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

(i) the date of expiration specified in the Option agreement or in the resolution of the Board granting such Option, as the case may be, being not more than five (5) years after the date upon which the Option was granted;

(ii) immediately upon the termination of the Participant's employment with the Corporation or a Subsidiary, where termination is for cause;

(iii) thirty (30) days after the Participant ceases to be an Eligible Person, other than by reason of retirement, permanent disability or death during which thirty (30) day period the Participant may exercise the Option to the extent he was entitled to exercise it at the date the Participant ceased to be an Eligible Person. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

(iv) ninety (90) days after the date of the death of the Participant during which ninety (90) day period the Option may be exercised by the Participant's legal representative or the person or persons to whom the deceased Participant's rights under the Option shall pass by will or the applicable laws of decent and distribution, and only to the extent the Participant would have been entitled to exercise the Option on the date of death; and

(v) ninety (90) days after termination of the Participant's employment by reason of permanent disability or retirement under any retirement plan of the Corporation or any Subsidiary, during which ninety (90) day period the Participant may exercise the Option to the extent he was entitled to exercise it at the time of such termination, provided that if the Participant shall die within such ninety (90) day period, then such right shall be extended to ninety (90) days following the date of death of the Participant and shall be exercisable only by the persons described in

clause 6(e)(iv) hereof and only to the extent therein set forth.

(f) *Non-transferability of Option*: No Option shall be transferable or assignable by the Participant other than by will or the laws of decent and distribution and such Option shall be exercisable during his lifetime only by the Participant.

(g) *Applicable Laws or Regulations*: The Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell and deliver Shares upon exercise of the Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange or over-the-counter market on which the Shares are listed or quoted for trading, as the case may be, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by any provision of the Plan or the granting of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or the Shares under the securities laws of any jurisdiction and any purported grant of any Option or issue or sale of Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed or quoted, upon official notice of issuance, with all stock exchanges or over-the-counter markets, as the case may be, on which the Shares are listed or quoted for trading. Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

7. **ADJUSTMENTS IN SHARES SUBJECT TO THE PLAN:**

(a) *Subdivisions and Redivisions:* In the event of any subdivision or redivision of the Shares at any time while any Option is outstanding into a greater number of Shares, the Corporation shall thereafter deliver at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such greater number of Shares as would result from said subdivision or redivision had such Option been exercised before such subdivision or redivision without the Participant making any additional payment or giving any other consideration therefor.

(b) *Consolidations:* In the event of any consolidation of the Shares at any time while any Option is outstanding into a lesser number of Shares, the Corporation shall thereafter deliver, and the Participant shall accept, at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such lesser number of Shares as would result from such consolidation had such Option been exercised before such consolidation.

(c) *Reclassifications/Changes*: In the event of any reclassification or change of the Shares at any time while any Option is outstanding, the Corporation shall thereafter deliver at the time of exercise of any Option hereunder the number of securities of the Corporation of the appropriate class or classes resulting from said reclassification or change as the Participant would have been entitled to receive in respect of the number of Shares in respect of which such Option is then being exercised had such Option been exercised before such reclassification or change.

(d) *Other Capital Reorganizations*: In the event of any capital reorganization of the Corporation

at any time while any Option is outstanding, not otherwise covered in this paragraph 7 or a consolidation, amalgamation or merger with or into any other entity or the sale of the properties and assets as or substantially as an entirety to any other entity, the Participant if he has not exercised his Option prior to the effective date of such capital reorganization, consolidation, amalgamation, merger or sale, upon the exercise of such Option thereafter, shall be entitled to receive and shall accept in lieu of the number of Shares then subscribed for by him but for the same aggregate consideration payable therefor, the number of other securities or property of the entity resulting from such capital reorganization, consolidation, amalgamation, merger or sale, as the case may be, that the Participant would have been entitled to receive on such capital reorganization, consolidation, amalgamation, merger or sale if, on the record date or the effective date thereof, he had been the registered holder of the number of Shares so subscribed for.

(e) *Other Changes*: In the event that the Corporation takes any action affecting the Shares at any time, other than any action described above, which in the opinion of the board of directors of the Corporation would materially affect the rights of the Participant, the exercise price or number of Shares issuable upon exercise of any Option will be adjusted in such manner, if any, and at such time, as the board of directors of the Corporation may determine, but subject in all cases to any necessary regulatory and, if required, shareholder approval. Failure to take such action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(f) The Corporation shall not be obligated to issue fractional Shares in satisfaction of its obligations under the Plan or any Option and the Participant will not be entitled to receive any form of compensation in lieu thereof.

(g) If at any time the Corporation grants to its shareholders the right to subscribe for and purchase *pro rata* additional securities of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Options in consequence thereof and the Options shall remain unaffected.

(h) The adjustment in the number of Shares issuable pursuant to Options provided for in this paragraph 7 shall be cumulative.

(i) On the happening of each and every of the foregoing events, the applicable provisions of the Plan and each of them shall, *ipso facto*, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Option (and the Plan) and the exercise price thereof.

8. LIMITS WITH RESPECT TO INSIDERS:

(a) The maximum number of Shares which may be reserved for issuance to Insiders under the Plan or other Share Compensation Arrangement shall be 10% of the Outstanding Issue.

(b) The maximum number of Shares which may be issued to Insiders under the Plan or other Share Compensation Arrangement within a one-year period shall be 10% of the Outstanding Issue.

(c) The maximum number of Shares which may be issued to any one Insider under the Plan or other Share Compensation Arrangement within a one-year period shall be 5% of the Outstanding Issue.

(d) Any entitlement to acquire Shares granted pursuant to the Plan or other Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in subparagraphs (a), (b) and (c) of this paragraph 8.

9. **FINANCIAL ASSISTANCE FOR PURCHASE OF SHARES:** Subject to applicable law, the Corporation may, in its sole discretion, arrange for the Corporation or any Subsidiary to make loans or provide guarantees for loans by financial institutions to assist Participants to purchase Shares upon the exercise of the Options so granted. Any loans granted by the Corporation or any Subsidiary to assist Participants to purchase Shares upon the exercise of Options shall be full recourse to the Participant and secured by the Shares purchased with the proceeds of the loan, and shall be at such rates of interest, if any, and on such other terms as may be determined by the Corporation.

The Shares may be sold by the Participant at any time provided that an amount equivalent to the option price per Share sold, or the balance of the loan, whichever is the lesser, is applied in repayment of the loan.

10. **AMENDMENT AND TERMINATION OF PLAN AND OPTIONS:** Subject in all cases to the approval of all regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board may from time to time amend or revise the terms of the Plan (or any Option granted thereunder) or may terminate the Plan (or any Option granted thereunder) at any time provided, however, that no such action shall, without the consent of the participant, in any manner adversely affect a Participant's rights under any Option theretofore granted under the Plan.

11. **EFFECTIVE DATE AND DURATION OF PLAN:** Subject to section 12, the Plan becomes effective on the Effective Date and Options may be granted immediately thereafter. Any Options granted subsequent to the Effective Date but prior to the approval of the Plan by the shareholders of the Corporation as contemplated in section 12 shall not be exercisable until such approval is obtained and, if such approval is not obtained, such Options shall be immediately cancelled. The Plan shall remain in full force and effect until such time as the Board shall terminate the Plan, and for so long thereafter as Options remain outstanding in favour of any Participant.

12. **APPROVAL OF PLAN:** The establishment of the Plan shall be subject to approval of the shareholders of the Corporation. All Options granted subsequent to such approval shall not require approval by the shareholders unless such approval is required by the regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation.

SCHEDULE "B"

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

GAMMON LAKE RESOURCES INC.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. An amendment to the terms of the Corporation's Stock Option Plan for directors, officers, employees and consultants, increasing the maximum number of Common Shares that may be reserved for the grants of options under the plan from 2,500,000 to 5,000,000 Common Shares, as more particularly described in the management information circular of the Corporation dated November 30, 2001, be and the same is hereby approved; and

2. Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents as may be necessary or desirable in their opinion to give effect to the foregoing.

SCHEDULE "C"

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

GAMMON LAKE RESOURCES INC.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The grant of a total of 785,000 options to officers, directors, employees and consultants of the Corporation under the terms of the Corporation's Stock Option Plan, as amended to increase the maximum number of Common Shares that may be reserved for the grant of options thereunder from 2,500,000 to 5,000,000 Common Shares, and as more particularly described in the management information circular of the Corporation dated November 30, 2001, be and the same is hereby approved; and

2. Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents as may be necessary or desirable in their opinion to give effect to the foregoing.

SCHEDULE "D"

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

GAMMON LAKE RESOURCES INC.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The issuance by the Corporation in one or more private placements during the twelve month period commencing on January 4, 2002 of such number of securities that would result in the Corporation issuing or making issuable up to 20,680,066 Common Shares of the Corporation, as is more particularly described in the management information circular of the Corporation dated November 30, 2001, be and the same is hereby approved; and

2. Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents as may be necessary or desirable in their opinion to give effect to the foregoing.

SCHEDULE "E"

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

GAMMON LAKE RESOURCES INC.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The amendments to the escrow terms of the Corporation's existing escrow agreements in accordance with the terms of National Policy 46-201, Escrow for Initial Public Offerings, as more particularly described in the management information circular of the Corporation dated November 30, 2001, be and the same is hereby approved; and

2. Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents as may be necessary or desirable in their opinion to give effect to the foregoing.

Gammon\Circular.01

12. Subsequent events (continued)

A pro-forma balance sheet giving effect to the issue as at July 31, 2001 for the purpose of inclusion in a preliminary prospectus dated October 31, 2001 is as follows:

	As Reported	Pro forma
Assets		
Current		
Cash and cash equivalents	$ 469,915	$ 1,289,755
Receivables	730,726	730,726
Prepaids	657	657
	1,201,298	2,021,138
Capital assets	29,577	29,577
Mineral properties and related deferred costs	22,583,821	22,583,821
	$ 23,814,696	$ 24,634,536
Liabilities		
Current		
Payables and accruals	$ 182,906	$ 182,906
Shareholders' Equity		
Capital stock	27,525,823	28,345,663
Deficit	(3,894,033)	(3,894,033)
	23,631,790	24,451,630
	$ 23,814,696	$ 24,634,536

b) The Company was granted an extension of its required payment in the amount of U.S. $225,000 under the terms of it's option and joint venture agreements with Minerales de Soyopa, S.A. de C.V. from September 1, 2001 to October 31, 2001.

c) On September 26, 2001, the Company granted 785,000 stock options to certain officers, directors, employees and consultants. The exercise price at the time of grant was $0.50 per share, representing the approximate trading price at that time.

13. Comparative figures

Certain of the comparative figures for 2000 have been reclassified to conform to the financial statement presentation adopted for 2001.

Exemption: Rule 12g3-2(b)
File No.: 82-4909

GAMMON LAKE RESOURCES INC.

PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

January 4, 2002

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF GAMMON LAKE RESOURCES INC.

The undersigned shareholder of Gammon Lake Resources Inc. (the "Corporation") hereby nominates, constitutes and appoints Terence R.B. Donahoe, Chairman, or failing him, Fred George, President, or instead of any of them, _____ ____________________, as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on the 4th day of January, 2002, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated on the reverse side hereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO BELOW.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE TRANSFER AGENT AT THE ADDRESS INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF HOLDING THE MEETING OR ADJOURNMENT THEREOF, OR DELIVERED TO THE CHAIRMAN ON THE DAY OF THE MEETING OR ADJOURNMENT THEREOF.

The nominees are directed to vote the shares represented by this proxy as follows:

1. To Vote For _____ or to Withhold From Voting _____ in respect of the election of directors proposed by management.

2. To Vote For ____ or to Withhold From Voting _____ in respect of the appointment of Grant Thornton LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration.

3. To Vote For ______ or to Vote Against _____ an ordinary resolution increasing the maximum number of common shares reserved for grants of options under the Corporation's stock option plan as more particularly described in the management information circular dated November 30, 2001.

4. To Vote For ______ or to Vote Against ______ an ordinary resolution approving the grant of options to directors, officers, employees and consultants of the Corporation as more particularly described in the management information circular dated November 30, 2001.

5. To Vote For ______ or to Vote Against _____ an ordinary resolution approving the issuance of common shares in one or more private placements over the next twelve months as more particularly described in the management information circular dated November 30, 2001.

6. To Vote For _____ or to Vote Against _____ an ordinary resolution approving various amendments to the escrow terms of the Corporation's existing escrow agreements as more particularly described in the management information circular dated November 30, 2001.

7. At the nominee's discretion, upon any amendments or variations to matters specified in the notice of the annual and special meeting or upon any other matters as may properly come before the meeting or any adjournments thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED AT THE MEETING. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, THE SAID SHARES WILL BE VOTED FOR CONFIRMATION AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEMS 1, 2, 3, and 4, ALL OF WHICH ARE SET FORTH IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR, RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

This proxy revokes and supersedes all proxies of earlier date.

DATED this _____ day of ________________ , ________.

PRINT NAME: ____________________________________.

SIGNATURE: ____________________________________.

Notes:

1. This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.

3. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Corporation.

4. Each shareholder who is unable to attend the meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.

File No. 82-4909
Exemption: Rule 12g3-2(b)

**GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73
OF THE QUEBEC SECURITIES ACT, SECTION 75(2)
OF THE ONTARIO SECURITIES ACT AND SECTION 81(2)
OF THE NOVA SCOTIA SECURITIES ACT**

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

November 27, 2001

3. Publication of Material Change

The press release attached as Schedule A was released over Canada Newsire on November 27, 2001.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia.

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Terence R.B. Donahoe, Chairman
Gammon Lake Resources Inc.
202 Brownlow Avenue

Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Tel: 902-468-0614
Fax: 902-835-7199

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 27th day of November, 2001.

(Sgd.) "Terence R.B. Donahoe"

Terence R.B. Donahoe - Chairman
Gammon Lake Resources Inc.

Gammon\mcr.Nov.27.01

any such shares are sold at less than CDN $1.00 the number of shares able to be sold is limited to fifty percent (50%) of such shares then outstanding.

(f) A person nominated by Minerales de Soyopa, S.A. de C.V. will be appointed to the Board of Directors of Gammon Lake.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Canada and Mexico. The company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.